OFFERING CIRCULAR DATED FEBRUARY 12, 2018

Bitzumi, Inc.

55 5th Avenue, Suite 1702
New York, NY 10003
646-741-9600

4,000,000 shares of Common Stock, par value $0.0001

SEE “DESCRIPTION OF CAPITAL STOCK” AT PAGE 58

	Price to Public	Broker-Dealer discount and commissions	Proceeds to issuer	Proceeds to other persons
Per share/unit	$ 2.50	0.5%	$ 2.25	$ 0
Total Minimum	$1,000,000	$13,000	$900,000	$ 0
Total Maximum	$10,000,000	$58,000	$9,000,000	$ 0

The issuer will pay the expenses of the offering; which it estimates to be $120,000. See “Plan of Distribution.”

The company has engaged Sageworks Capital, LLC, member FINRA/SIPC (the “Broker-Dealer” or “Broker”) to assist in the placement of its securities. See “Plan of Distribution; Selling Security Holders” for details of compensation paid to the Broker.

$1,000,000 MINIMUM OFFERING AMOUNT (400,000 SHARES OF COMMON STOCK).
$10,000,000 MAXIMUM OFFERING AMOUNT (4,000,000 SHARES OF COMMON STOCK).

The company has engaged Prime Trust LLC as an escrow agent (the “Escrow Agent”) to hold funds tendered by investors in compliance with SEC Rules 15c2-4 and 10b-9. The offering is being conducted on a best-efforts basis with a minimum offering amount of $1,000,000. The offering will terminate at the earlier of: (1) the date at which the maximum offering amount has been sold, (2) the date which is one year from this offering being qualified by the Commission, or (3) the date at which the offering is earlier terminated by us in our sole discretion.

After the Offering Statement has been qualified by the Securities and Exchange Commission, we will accept tenders of funds to purchase the shares. The funds tendered by potential investors will be held by Prime Trust LLC. If the minimum of $1,000,000 is not raised, the Escrow Agent will return the funds to the investors. See “Plan of Distribution; Investors’ Tender of Funds.”

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 9.

Sales of these securities commenced on February 6, 2018.

The company is following the Form S-1 format of disclosure under Regulation A.

In this Offering Circular, the term “Bitzumi” or “the company” refers to Bitzumi, Inc. and its subsidiaries.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Industry and Market Data

Although we are responsible for all disclosure contained in this Offering Circular, in some cases we have relied on certain market and industry data obtained from third-party sources that we believe to be reliable. Market estimates are calculated by using independent industry publications in conjunction with our assumptions regarding the Bitcoin industry and market. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Statement Regarding Forward Looking Statements” and “Risk Factors” in this Offering Circular.

OFFERING CIRCULAR SUMMARY

This summary highlights selected information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all the information that you should consider before deciding whether to invest in our Common Stock. You should carefully read the entire Offering Circular, including the risks associated with an investment in the company discussed in the "Risk Factors" section of this Offering Circular, before making an investment decision. Some of the statements in this Offering Circular are forward looking statements. See the section entitled "Statement Regarding Forward Looking Statements."

Company Information

The company was organized on June 13, 2017 under the laws of the State of Delaware. Our principal executive office is located at 55 Fifth Avenue, New York, NY 10003, and our telephone number is 646-741-9600. Our website address is www.bitzumi.com. We do not incorporate the information on or accessible through our website into this Offering Circular, and you should not consider any information on, or that can be accessed through, our website or that of Ebit News a part of this Offering Circular.

On July 24, 2017, we launched a beta version 1.1 of www.bitzumi.com to test our exchange and wallet on a limited basis. On September 22, 2017, we registered with FinCen as a money services business and are in the process of obtaining licenses as a money transmitter business in each of the 50 states. We anticipate having a public launch of www.bitzumi.com by early 2018.

On July 24, 2017, we launched a beta version of www.ebitnews.com to develop a cryptocurrency publication business.

Our Business

Bitzumi is a vertically-integrated Bitcoin exchange and marketplace. Our mission is to drive growth to the cryptocurrency industry. We plan to launch our business divisions with a phased approach. Initially, our primary focus will be to develop a publishing and marketing company to educate potential Bitzumi exchange/wallet consumers, and to gain name recognition. We intend to deliver users to Bitzumi’s and affiliates’ crypto-related offerings and products. Ultimately, we intend for our primary product to be our cryptocurrency exchange and digital storage on www.bitzumi.com. We also plan to develop various educational and information products and newsletters focusing on the cryptocurrency industry.

Below is an overview of the Bitzumi’s corporate structure.

We anticipate implementing a two-phased approach to our business model. Phase I is to focus on developing an online presence to direct users and traffic to our targeted crypto-related products. In Phase II (following the public launch of our exchange), we plan to evaluate blockchain technologies and other growth initiatives, including developing our Bitzumi Coins division. Since we believe the most prominent use case for blockchain technologies is digital currencies, we expect to create special purpose coins for particular industries as our focus in Phase II. We anticipate continuing to evaluate other blockchain technology opportunities, as well as technologies that are complementary to our business strategy in an effort to minimize risks and enhance shareholder value. This will include evaluating opportunities that diversify our revenue streams, provide other consumer services and provide on-ramps for new users.

Below is an illustration our business model:

Our Business Model

Product Offerings
Owned Products + Affiliate Revenue share (50% of revenues) /CPA/ CPI/...
Attracting potential users through our publishing assets and directing to our customers
Complimentary Partners Networking
Publishing 44%
Media 46%
Online users: Web, mobile, social, ...
Approaching potential users through posting ads in different platforms and directing to our customers
Newsletter
BITZUMI
EBIT NEWS
ICO
Cryptocurrency
Exchange + Wallet Customers
Affiliate Performance based payment
Revenue share (50% of revenues) /CPA/ CPI/...
ICO Marketing

Our Products

Phase I: Publication / News Portal

Our publication business is intended to educate consumers on cryptocurrency and blockchain technology. It is expected to function as a news aggregation site as well as publishing original content. On June 27, 2017, we launched beta version of the site at www.ebitnews.com. We plan to acquire and/or partner with other news portals to become the leading news and information publisher for the cryptocurrency industry. Our business model anticipates initially deriving revenue from subscriptions and to later generate revenue from marketing as well.

On October 4, 2017, we entered into a 50% joint venture with Ibis Venture Partners, LLC (“Ibis Venture”) and formed Bitzumi Publishing, LLC, a New York limited liability company (“Bitzumi Publishing”), with the intention to market and sell various cryptocurrency newsletters and related informational and educational products.

On October 9, 2017, Bitzumi Publishing partnered with Agora Financial, LLC to market and sell a newsletter created by James Altucher, one of our co-founders. Bitzumi Publishing’s goal is to dominate search engine traffic in the cryptocurrency industry and drive traffic to both our Bitzumi exchange and other product offerings, such as subscription-based newsletters.

On January 10, 2018, Bitzumi entered into a joint venture and servicing agreement with Acacia Research Corporation (“Acacia”) to create a patent-related platform using Blockchain technology. In addition, Acacia and Bitzumi have agreed to a strategic investment by Acacia. See “Management’s Discussion and Analysis.”

On January 12, 2018, the Company entered into a Co-Founder and Advisory Agreement with James Altucher to provide certain marketing and advisory services to the Company. The term will be for 24 months, commencing on the Effective Date. See “Management’s Discussion and Analysis.”

On January 15, 2018, the Company entered into a Consulting Agreement with Skidish Media to provide certain consulting services to the Company. The term will be for 12 months, commencing on the Effective Date. See “Management’s Discussion and Analysis.”

Phase II: Exchange and Wallet

We intend Bitzumi to be a cryptocurrency exchange that provides a reliable and secure way to buy, sell, store, and trade to and from the following fiat and digital currencies: US dollars (“USD”), Bitcoin (“BTC”), Litecoin (“LTC”), and Ethereum (“ETH”). Bitzumi is expected to provide 24/7 access to customers’ digital wallets as well as liquidity into USD through integration with customer debit cards.

We intend that Bitzumi will focus on four key elements to distinguish itself from its competitors: security, customer support, a mix of advanced and simple trading tools, and most importantly, liquidity. We plan for our business model to focus on growth through customer acquisitions and marketing of our platform.

Payment Processing and Escrow

We plan to develop processing and escrow technology to facilitate the use of cryptocurrency in various industries. The platform is under development and we anticipate that it will be launched in 2018.

Market Overview

Bitcoin, Ethereum, and Litecoin

Bitcoins, Ethereum, and Litecoins are cryptocurrency, or digital commodities that are based on an open source protocol. Cryptocurrency is not issued by any government, bank, or central organization, but instead exists on an online, peer-to-peer computer network. Each cryptocurrency has its own network (such as the Bitcoin Network, the Ethereum Network, and the Litecoin Network), which hosts a public transaction ledger where its respective cryptocurrency (respectively, Bitcoin, Ether, and Litecoin) transfers are recorded (the “Blockchain”). The Blockchain is a public record of the creation, custody, and flow of funds of cryptocurrency, and shows every transaction effected on the Blockchain among users’ online “digital wallets.” Digital wallets store cryptocurrency, and cryptocurrency may be sent or received through users’ digital wallets by using public and private keys that are part of the particular cryptocurrency’s network’s cryptographic security mechanism.

Software is used to access the cryptocurrency networks, and to create, move, and own cyrptocurrency. Bitcoins, Ether, and Litecoins have no physical existence beyond the record of transactions on the Blockchain.

Bitcoin History

The first decentralized cryptocurrency was Bitcoin, which was created in 2009. Bitcoin is still the most prominent cryptocurrency today. The Bitcoin Network is a recent technological innovation, and the Bitcoins that are created, transferred, used, and stored by entities and individuals have certain features associated with several types of assets, most notably commodities, securities, and currencies. Many U.S. regulators, including the Financial Crimes Enforcement Network of the U.S. Department of the Treasury (“FinCEN”), the U.S. Securities and Exchange Commission (“SEC”), the U.S. Commodity Futures Trading Commission (“CFTC”), the U.S. Internal Revenue Service (“IRS”), and state regulators, including the New York Department of Financial Services (“NYDFS”), have made official pronouncements or issued guidance or rules regarding the treatment of Bitcoins and other digital currencies, and may offer additional guidance or rules in the future. Other U.S. and state agencies have not made official pronouncements or issued guidance or rules regarding the treatment of Bitcoins. The treatment of Bitcoins and other digital currencies is often uncertain or contradictory in other countries. The regulatory uncertainty surrounding the treatment of Bitcoins and similar cryptocurrencies creates risks for the company. See “Risk Factors Related to Regulation.”

The Offering

Issuer:	Bitzumi, Inc.
Securities offered by the company:	Common Stock, par value $0.0001
Securities offered by selling stockholders:	None
Number of shares of Common Stock outstanding before the offering:	111,076,211
Number of shares of Common Stock to be outstanding after the offering:	115,076,211
Price per share:	$2.50
Minimum offering amount:	$1,000,000
Maximum offering amount:	$10,000,000
Use of proceeds:
We intend to use the proceeds towards offering expenses, software development, marketing and advertising, licensing and regulatory compliance, operational and customer support, public company and corporate costs, research and development and other application development, and working capital.

Risk factors

Risk Factors Related to the company
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We have an evolving business model.
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We have a limited operating history and a history of operating losses, and expect to incur significant additional operating losses.
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We may need to secure additional financing.
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Any valuation at this stage is difficult to assess.
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Any inability to attract and retain additional personnel could affect our ability to successfully grow our business.
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Loss of employees or contractors could affect our ability to successfully grow our business.
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State licensing procedures are lengthy and expensive.
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We may need to implement additional finance and accounting systems, procedures and controls as we grow our business and organization and to satisfy new reporting requirements.
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Our auditors have issued a “going concern” audit opinion.
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We have not conducted an evaluation of the effectiveness of our internal control over financial reporting and will not be required to do so until we are a public company. If we are unable to implement and maintain effective internal control over financial reporting investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Common Stock may be negatively affected.
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Conflicts of interest may occur.
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Our stock price may be volatile.

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We have not paid cash dividends in the past and do not expect to pay dividends in the future. Any return on investment may be limited to the value of our Common Stock.
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There is currently no trading market for our Common Stock and we cannot ensure that one will ever develop or be sustained.
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You will experience future dilution as a result of future equity offerings.
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We may be unable to protect our proprietary technology or keep up with that of our competitors.
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We may not be able to obtain trademark protection for our marks, which could impede our efforts to build brand identity.
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We may be accused of infringing intellectual property rights of third parties.
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Implications of Being an Emerging Growth Company As an emerging growth company, we intend to take advantage of all of reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods.

Risk Factors Related to Cryptocurrency Networks and Cryptocurrency
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The value of cryptocurrency and fluctuations in the price of cryptocurrency could materially and adversely affect the business and investment in the company.
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The loss or destruction of a private key required to access cryptocurrency may be irreversible. Our loss of access to our private keys or our experience of a data loss relating to the cryptocurrency we hold could adversely affect an investment in our company.
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We depend on third parties to provide execution of our trading platform, Internet, telecommunication and fiber optic network connectivity to the customers in our data centers, and any delays or disruptions in service could adversely affect an investment in us.
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Power outages, limited availability of electrical resources, and increased energy costs could adversely affect our business.
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The further development and acceptance of cryptocurrency networks, which represents a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of digital currency systems may adversely affect our business.
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Currently, there is relatively small use of cryptocurrency in the retail and commercial marketplace in comparison to relatively large use by speculators, thus contributing to price volatility that could adversely affect an investment in us.
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The acceptance of Bitcoin network, Ethereum network, or Litecoin network software patches or upgrades by a significant, but not overwhelming, percentage of the users and miners in the respective networks could result in a “fork” in the Blockchain, resulting in the operation of two separate networks until such time as the forked Blockchains are merged. The temporary or permanent existence of forked Blockchains could adversely impact an investment in us.
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The open-source structure of cryptocurrency network protocol means that the Core Developers and other contributors to the protocol are generally not directly compensated for their contributions in maintaining and developing the protocol. A failure to properly monitor and upgrade the protocol could damage the cryptocurrency network and an investment in us.
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If the awards of cryptocurrency for solving blocks and transaction fees for recording transactions are not sufficiently high to incentivize miners, miners may respond in a way that reduces confidence in the cryptocurrency networks, which could adversely affect an investment in our company.
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To the extent that any miners cease to record transactions in solved blocks, transactions that do not include the payment of a transaction fee will not be recorded on the Blockchain until a block is solved by a miner who does not require the payment of transaction fees. Any widespread delays in the recording of transactions could result in a loss of confidence in the cryptocurrency networks, which could adversely impact an investment in us.
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Intellectual property rights claims may adversely affect the operation of cryptocurrency networks.

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The cryptocurrency exchanges on which cryptocurrency trade are relatively new and, in most cases, largely unregulated and may therefore be more exposed to fraud and failure than established, regulated exchanges for other products. To the extent that the cryptocurrency exchanges representing a substantial portion of the volume in cryptocurrency trading are involved in fraud or experience security failures or other operational issues, such cryptocurrency exchanges’ failures may result in a reduction in the price of cryptocurrency and can adversely affect an investment in us.
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Our ability to adopt technology in response to changing security needs or trends poses a challenge to the safekeeping of our cryptocurrency.
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Security threats to us could result in a loss of company’s cryptocurrency, or damage to our reputation and our brand, each of which could adversely affect an investment in us.
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Cryptocurrency transactions are irrevocable and stolen or incorrectly transferred cryptocurrency may be irretrievable. As a result, any incorrectly executed cryptocurrency transactions could render company liable to lawsuits or criminal charges to the extent company facilitates bad transactions, and thus, adversely affect an investment in us.
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Our cryptocurrency may be subject to loss, damage, theft, or restriction on access.
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A loss of confidence in our security system, or a breach of our security system, may adversely affect us and the value of an investment in us.
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The limited rights of legal recourse against us, and our lack of insurance protection expose us and our shareholders to the risk of loss of our cryptocurrency for which no person is liable.
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Cryptocurrency held by us are not subject to FDIC or SIPC protections.
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We may not have adequate sources of recovery if our cryptocurrency is lost, stolen, or destroyed.
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Political or economic crises may motivate large-scale sales of cryptocurrency, which could result in a reduction in cryptocurrency value and adversely affect an investment in us.
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The sale of our cryptocurrency to pay expenses at a time of low cryptocurrency prices could adversely affect an investment in us.

Risk Factors Related to Publication Business
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The further development and acceptance of cryptocurrency, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of cryptocurrencies may adversely affect our newsletter and an investment in our company.
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We face significant competition across the media landscape, including from magazine publishers, digital publishers, social media platforms, search platforms, portals and digital marketing services, among others, which we expect will continue, and as a result we may not be able to maintain or improve our operating results.
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Service disruptions or failures of our or our vendors’ information systems and networks as a result of computer viruses, misappropriation of data or other malfeasance, natural disasters (including extreme weather), accidental releases of information or other similar events, may disrupt our business, damage our reputation or have a negative impact on our results of operations.
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Our business may suffer if we cannot protect our intellectual property.
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Technology in the media industry continues to evolve rapidly.
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We face significant competition. Many of our competitors and potential competitors have larger customer bases, more established brand recognition and greater financial, marketing, technological, and personnel resources than we do, which could put us at a competitive disadvantage. Additionally, some of our competitors and potential competitors are better capitalized than we are and able to obtain capital more easily, which could put us at a competitive disadvantage.
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Failure to maintain our reputation for trustworthiness may harm our business.
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We rely heavily on joint ventures for the success of our publication business, thus, any problem with our joint venture relationships could have an adverse impact on our business.

Risk Factors Related to Regulation
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U.S. and international regulatory changes or actions may restrict the use of or impose heightened regulatory burdens on cryptocurrency or the operation of cryptocurrency network based on currency, securities, or commodities regulations in a manner that adversely affects an investment in us.
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It may be illegal now, or in the future, to acquire, own, hold, sell or use cryptocurrency in one or more countries, and ownership of, holding or trading in or company’s securities may also be considered illegal and subject to sanction.
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Our business of converting cryptocurrencies to US dollars and vice versa require our registration as a “money services business” under the regulations promulgated by FinCEN under the authority of the US Bank Secrecy Act, and require the licensing or other registration as a money transmitter (or equivalent designation) under state law in any state in which we plan to operate. This process is lengthy and expensive, and any delays could delay commencing operations and cost additional money, which may have an adverse impact on the operation of our company and investment in our company.
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If federal or state legislatures or agencies initiate or release tax determinations that change the classification of cryptocurrency as property for tax purposes, such determination could have a negative tax consequence on our company, and adversely affect investment in us.
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Legislative and regulatory developments, including with respect to privacy, could adversely affect our business.

Summary Financial Information

The following table summarizes the relevant financial data for our business and should be read with our financial statements, which are included in this prospectus. We have not had any significant operations to date, so only balance sheet data is presented.

	September 30, 2017
	Actual	As Adjusted(5)
Balance Sheet Data:
Working capital (1)	$384,249	$10,326,249
Total assets(2)	401,332	10,401,332
Total liabilities(3)	-	58,000
Shareholders’ equity(4)	401,332	10,343,332

(1)
The “as adjusted” calculation includes $10,000,000 cash from the proceeds of this offering if the maximum amount is raised, plus $401,332 of actual shareholders’ equity as of September 30, 2017, less $58,000 of deferred underwriting commissions.
(2)
The “as adjusted” calculation includes $10,000,000 net cash from the proceeds of this offering, plus $401,332 of actual shareholders’ equity as of September 30, 2017.
(3)
The “as adjusted” calculation includes $58,000 of deferred underwriting commissions.
(4)
The “as adjusted” calculation.
(5)
The “as adjusted” column gives effect to the “maximum offering amount” of $10,000,000.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments. Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risk Factors Related to the Company

We have an evolving business model.

As digital currencies and blockchain technologies evolve, so will our business model. We may continue to try to offer additional types of products or services, and we cannot offer any assurance that any of them will be successful. From time to time we may also modify aspects of our business model relating to our product mix and service offerings. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to the business. We may not be able to manage growth effectively, which could damage our reputation, limit our growth, and negatively affect our operating results.

We have a limited operating history and a history of operating losses, and expect to incur significant additional operating losses.

We have a limited operating history. Therefore, there is no historical financial information on which to base an evaluation of our performance. Our prospects must be considered in light of the uncertainties, risks, expenses, and difficulties frequently encountered by companies in their early stages of operations. We have generated net losses of $51,167 for the period from June 13, 2017 (inception) through September 30, 2017. We expect to incur significant additional losses over the next 12 months as we continue to maintain and expand our existing operations. The amount of future losses and when, if ever, we will achieve profitability are uncertain. If we are unsuccessful at executing on our business plan, our business, prospects, and results of operations may be materially adversely affected.

We are likely to need to secure additional financing.

We anticipate that we will incur operating losses for the foreseeable future. Our historical cash burn rate for the period from June 13, 2017 (inception) through September 30, 2017 was on average approximately $14,000 per month, which included costs associated with the build out of our exchange platform. As a result, we expect that the cash we currently have on hand will fund our operations through April 2018. As of November 27, 2017, we had a cash position equal to $$276,449. We are likely to require additional funds for our anticipated operations and further expansion and if we are not successful in securing additional financing, we may be required to delay significantly, reduce the scope of or eliminate one or more of our business activities, downsize our general and administrative infrastructure, or seek alternative measures to avoid insolvency. It is possible that future offerings will be at a different valuation, especially if an investor is a strategic investor and/or is willing to invest a significant amount of funds.

Any valuation at this stage is difficult to assess.

The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Any inability to attract and retain additional personnel could affect our ability to successfully grow our business.

Our future success depends on our ability to identify, attract, hire, train, retain and motivate other highly-skilled technical, managerial, editorial, marketing and customer service personnel. Competition for such personnel is intense. Our failure to retain and attract the necessary technical, managerial, editorial, marketing, and customer service personnel could harm our business.

Loss of employees or contractors could affect our ability to successfully grow our business.

Our future success depends on our ability to retain certain key employees and contractors related to software and blockchain technology and development of proprietary content and newsletters for our publications. Our failure to retain these relationships, or adequately replace them in a timely manner, could harm our business.

State licensing procedures are lengthy and expensive.

We are required to obtain approval from federal and states regulatory authorities to operate as a money servicer. The cost to do so may exceed $1,000,000 and take 12-18 months to complete. We cannot fully operate until we obtain these licenses, and any delay in obtaining licenses could harm our business.

We may need to implement additional finance and accounting systems, procedures and controls as we grow our business and organization and to satisfy new reporting requirements.

We are required to comply with a variety of reporting, accounting, and other rules and regulations. Compliance with existing requirements is expensive. Further requirements may increase our costs and require additional management time and resources. We may need to implement additional finance and accounting systems, procedures and controls to satisfy our reporting requirements. If our internal controls over financial reporting are determined to be ineffective, such failure could cause investors to lose confidence in our reported financial information, negatively affect the market price of our Common Stock, subject us to regulatory investigations and penalties, and adversely impact our business and financial condition.

Our auditors have issued a “going concern” audit opinion.

Our independent auditors have indicated in their report on our September 30, 2017 financial statements that the company’s ability to continue as a going concern is dependent on our ability to implement the business plan, generate sufficient revenues, and to control operating expenses. A “going concern” opinion indicates that the financial statements have been prepared assuming we will continue as a going concern and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets, or the amounts and classification of liabilities that may result if we do not continue as a going concern. Therefore, you should not rely on our balance sheet as an indication of the amount of proceeds that would be available to satisfy claims of creditors, and potentially be available for distribution to stockholders, in the event of liquidation.

We have not conducted an evaluation of the effectiveness of our internal control over financial reporting and will not be required to do so until we are a public company. If we are unable to implement and maintain effective internal control over financial reporting investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Common Stock may be negatively affected.

We hope to list as a public company eventually, and at that time various accounting rules applicable to public companies will apply to us. We are uncertain that we have the procedures in place to make sure we meet those requirements, and compliance will be a burden. If and when required, our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, at that time, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Common Stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Conflicts of interest may occur.

Our chief executive officer, Scot Cohen, is involved in oil and gas and other companies including being the executive chairman of both Petro River Oil Corp and Wrap Technologies. He is also the managing member of various oil and gas related special purpose entities and a member of the Board of Directors of True Drinks, Inc.  In the event such positions and interest results in a conflict of interest between us and any of these other entities, he could potentially make decisions that are not in the best interest of the shareholders of the company.

To the extent that such other companies may participate in ventures in which we may desire to participate or the amount of time and attention we require overlaps with the needs of such other companies, Mr. Cohen may have a conflict of interest.  Our Board of Directors and Mr. Cohen will attempt to minimize such conflicts.  In determining whether or not our interests conflict with those of Mr. Cohen, our disinterested directors will primarily consider the potential benefits to us, the degree of risk to which we may be exposed and its financial position at that time.  Other than as indicated, the company has no other procedures or mechanisms to deal with conflicts of interest. It is possible that the existence of potential conflicts or decisions made in connection with such conflicts could adversely affect the price of our Common Stock and could cause the price to be less than it might have been if the conflicts did not exist or were avoided. Mr. Cohen will split his time equally between Bitzumi and his other business interests.

Our stock price may be volatile.

The market price of our Common Stock, if and when trading begins, is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control, including the following:

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Changes to the Bitcoin industry, including value of Bitcoin and demand for Bitcoin;
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We may not be able to compete successfully against current and future competitors;
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Competitive pricing pressures;
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Our ability to obtain working capital financing;
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Additions or departures of key personnel;
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Sales of our Common Stock;
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Our ability to execute our business plan;
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Operating results that fall below expectations;
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Loss of any strategic relationship, including our joint venture partner in Bitzumi Publishing;
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Regulatory developments, particularly those affecting cryptocurrency; and
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Economic and other external factors.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Common Stock. As a result, you may be unable to resell your shares at a desired price.

We have not paid cash dividends in the past and do not expect to pay dividends in the future. Any return on investment may be limited to the value of our Common Stock.

We have never paid cash dividends on our Common Stock and do not anticipate doing so in the foreseeable future. The payment of dividends on our Common Stock will depend on earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. If we do not pay dividends, our Common Stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

There is currently no trading market for our Common Stock and we cannot ensure that one will ever develop or be sustained.

There is no current market for any of our shares of stock and a market may not develop. We hope to list our Common Stock on the Nasdaq Capital Market (“NASDAQ”) if we raise enough money in this offering, but there is no guarantee that we will be able to do so. See “Implications of being an emerging growth company.” If not listed on NASDAQ, shares of Common Stock, when issued, may be traded on the over-the-counter market to the extent any demand exists. Even if listed on NASDAQ, a liquid trading market may not develop. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral.

You will experience future dilution as a result of future equity offerings.

We may in the future offer additional shares of our Common Stock or other securities convertible into or exchangeable for our Common Stock. Although no assurances can be given that we will consummate a financing, in the event we do, or in the event we sell shares of Common Stock or other securities convertible into shares of our Common Stock in the future, additional and substantial dilution will occur. In addition, current investors or investors purchasing shares or other securities in the future could have rights superior to investors in this offering. Subsequent offerings at a lower price (a “down round”) or securities convertible into or exchangeable for our Common Stock at a lower price (including the securities held by Acacia) could result in additional dilution.

We may be unable to protect our proprietary technology or keep up with that of our competitors.

Our success depends to a significant degree upon the protection of our software and other proprietary intellectual property rights. We may be unable to deter misappropriation of our proprietary information, detect unauthorized use, or take appropriate steps to enforce our intellectual property rights. In addition, our competitors may now have or may in the future develop technologies that are as good as or better than our technology without violating our proprietary rights. Our failure to protect our software and other proprietary intellectual property rights or to utilize technologies that are as good as our competitors’ could put us at a disadvantage to our competitors.

We may not be able to obtain trademark protection for our marks, which could impede our efforts to build brand identity.

We have filed a trademark application with the Patent and Trademark Office seeking registration of the trademark, BITZUMI and EBIT NEWS. There can be no assurance that our application will be successful or that we will be able to secure significant protection for our trademark in the United States or elsewhere as we expand internationally. Our competitors or others could adopt product or service marks similar to our mark, or try to prevent us from using our mark, thereby impeding our ability to build brand identity and possibly leading to customer confusion. Any claim by another party against us or customer confusion related to our trademark, or our failure to obtain trademark registration, could harm our business.

We may be accused of infringing intellectual property rights of third parties.

Other parties may claim that we infringe their intellectual property rights. In the future we may be subject to legal claims of alleged infringement of the intellectual property rights of third parties. The ready availability of damages, royalties, and the potential for injunctive relief has increased the defense litigation costs of patent infringement claims, especially those asserted by third parties whose sole or primary business is to assert such claims. Such claims, even if not meritorious, may result in significant expenditure of financial and managerial resources, and the payment of damages or settlement amounts. Additionally, we may become subject to injunctions prohibiting us from using software or business processes we currently use or may need to use in the future, or requiring us to obtain licenses from third parties when such licenses may not be available on financially feasible terms or terms acceptable to us or at all. In addition, we may not be able to obtain on favorable terms, or at all, licenses or other rights with respect to intellectual property we do not own.

Implications of being an “emerging growth company”

As an issuer with less than $1 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) if and when we become a public company. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

●	Would not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;
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Would not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

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Would not be required to obtain a non-binding advisory vote from our stockholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

●	Would be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;
●	May present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations; and
●	Would be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended (“Securities Act”), or such earlier time that we no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1 billion in annual revenues, have more than $700 million in market value of our Common Stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Risk Factors Related to Cryptocurrency Networks and Cryptocurrency

The value of cryptocurrency and fluctuations in the price of cryptocurrency could materially and adversely affect the business and investment in the company.

Several factors may affect the value of cryptocurrency, including, but not limited to:

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Total cryptocurrency in existence;
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Global cryptocurrency demand, which is influenced by the growth of retail merchants’ and commercial businesses’ acceptance of cryptocurrency as payment for goods and services, the security of online cryptocurrency exchanges and digital wallets that hold cryptocurrency, the perception that the use and holding of cryptocurrency is safe and secure, the lack of regulatory restrictions on their use and the reputation of cryptocurrency for illicit use;
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Global cryptocurrency supply, which is influenced by similar factors as global cryptocurrency demand, in addition to fiat currency needs by miners (for example, to invest in equipment or pay electricity bills) and taxpayers who may liquidate cryptocurrency holdings around tax deadlines to meet tax obligations;
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Investors’ expectations with respect to the rate of inflation or deflation of fiat currencies or cryptocurrency;
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Interest rates;
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Currency exchange rates, including the rates at which cryptocurrency may be exchanged for fiat currencies;
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Fiat currency withdrawal and deposit policies of cryptocurrency exchanges and liquidity of such cryptocurrency exchanges;
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Interruptions in service from or failures of major cryptocurrency exchanges;
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Cyber theft of cryptocurrency from online cryptocurrency wallet providers, or news of such theft from such providers, or from individuals’ cryptocurrency wallets;
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Investment and trading activities of large investors, including private and registered funds, that may directly or indirectly invest in cryptocurrency;
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Monetary policies of governments, trade restrictions, currency devaluations and revaluations;
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Regulatory measures, if any, that restrict the use of cryptocurrency as a form of payment or the purchase of cryptocurrency on the cryptocurrency market;
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The availability and popularity of businesses that provide cryptocurrency related services;
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The maintenance and development of the opensource software protocol of certain cryptocurrency networks;
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Increased competition from other forms of cryptocurrency or payments services;
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Global or regional political, economic, or financial events and situations;
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Expectations among cryptocurrency economy participants that the value of cryptocurrency will soon change; and
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Fees associated with processing a cryptocurrency transaction.

The loss or destruction of a private key required to access cryptocurrency may be irreversible. Our loss of access to our private keys or our experience of a data loss relating to the cryptocurrency we hold could adversely affect an investment in our company.

Cryptocurrency is controllable only by the possessor of both the unique public key and private key relating to the local or online digital wallet in which the cryptocurrency is held. We are required by the operation of cryptocurrency networks to publish the public key relating to a digital wallet in use by us when the cryptocurrency network first verifies a spending transaction from that digital wallet, and disseminates such information into the cryptocurrency network. We safeguard and keep private the private keys relating to our cryptocurrency by utilizing AlphaPoint, an offsite third-party storage facility; to the extent a private key is lost, destroyed or otherwise compromised and no backup of the private key is accessible, we will be unable to access the cryptocurrency held by the private key and the private key will not be capable of being restored by the cryptocurrency network. Any loss of private keys relating to digital wallets used to store our cryptocurrency could adversely affect an investment in us.

We depend on third parties to provide execution of our trading platform, Internet, telecommunication and fiber optic network connectivity to the customers in our data centers, and any delays or disruptions in service could adversely affect an investment in us.

We rely on third-party service providers. In particular, we will depend on third parties to provide real time quotation and trading execution with our trading platform, Internet, telecommunication, and fiber optic network connectivity to our servers in our data center, and we have no control over the reliability of the services provided by these suppliers. We may in the future experience difficulties due to service failures unrelated to our systems and services. Any Internet, telecommunication, or fiber optic network failures may result in significant loss of connectivity of our wallets to the cryptocurrency exchanges, which could consequently impair our ability to facilitate cryptocurrency transactions, which could adversely impact an investment in us.

Power outages, limited availability of electrical resources, and increased energy costs could adversely affect our business.

Our operations are subject to electrical power outages, regional competition for available power, and increased energy costs. Any of these could result in loss of connectivity to our wallets, increased costs of operation, and/or damage to our servers and electrical equipment, which could consequently impair our ability to facilitate cryptocurrency transactions, which could adversely impact an investment in us.

The further development and acceptance of cryptocurrency networks, which represents a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of digital currency systems may adversely affect our business.

Digital currencies may be used, among other things, to buy and sell goods and services are a new and rapidly evolving industry. The growth of the digital currency industry in general, and in particular the Bitcoin industry, Ethereum industry, and Litecoin industry, are subject to a high degree of uncertainty. The factors affecting the further development of the digital currencies industry, as well as the Bitcoin, Ethereum and Litecoin industries, include:

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Continued worldwide growth in the adoption and use of Bitcoins, Ethereum, and Litecoins, and other cryptocurrency;
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Government and quasi-government regulation of Bitcoin, Ethereum, and Litecoin, and other cryptocurrency and their use, or restrictions on or regulation of access to and operation of cryptocurrency networks and system;
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The maintenance and development of the open-source software protocol of various cryptocurrency networks;
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The availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies; and
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General economic conditions and the regulatory environment relating to digital currencies.

A decline in the popularity or acceptance of the Bitcoin Network, Ethereum Network, or Litecoin Network could adversely affect an investment in us.

Currently, there is relatively small use of cryptocurrency in the retail and commercial marketplace in comparison to relatively large use by speculators, thus contributing to price volatility that could adversely affect an investment in us.

As relatively new products and technologies, cryptocurrency has only recently become widely accepted as a means of payment for goods and services by many major retail and commercial outlets, and use of cryptocurrency by consumers to pay such retail and commercial outlets remains limited. Conversely, a significant portion of cryptocurrency demand is generated by speculators and investors seeking to profit from the short- or long-term holding of cryptocurrency. A lack of expansion by cryptocurrency into retail and commercial markets, or a contraction of such use, may result in increased volatility or a reduction in the price of cryptocurrencies, either of which could adversely impact an investment in us.

The acceptance of Bitcoin Network, Ethereum Network, or Litecoin Network software patches or upgrades by a significant, but not overwhelming, percentage of the users and miners in the respective networks could result in a “fork” in the Blockchain, resulting in the operation of two separate networks until such time as the forked Blockchains are merged. The temporary or permanent existence of forked Blockchains could adversely impact an investment in us.

Bitcoin, Ethereum, and Litecoin are open source projects and, although there is an influential group of leaders in the cryptocurrency community, there is no official developer or group of developers that formally controls the Bitcoin, Ethereum, or Litecoin Networks. Any individual can download the particular cryptocurrency network software and make any desired modifications, which are proposed to users and miners on the respective network through software downloads and upgrades. A substantial majority of miners and the particular cryptocurrency users must consent to those software modifications by downloading the altered software or upgrade that implements the changes; otherwise, the changes do not become a part of the cryptocurrency network. Generally, changes to various cryptocurrency networks have been accepted by the vast majority of users and miners, ensuring that the cryptocurrency networks remain coherent economic systems; however, a developer or group of developers could potentially propose a modification to a cryptocurrency network that is not accepted by avast majority of miners and users, but that is nonetheless accepted by a substantial population of participants in the respective cryptocurrency network. In such a case, and if the modification is material and/or not backwards compatible with the prior version of the respective cryptocurrency network software, a “fork” in the Blockchain could develop and two separate networks of the same cryptocurrency could result, one running the pre-modification software program and the other running the modified version (e.g., a second Bitcoin Network). Such a fork in the Blockchain typically would be addressed by community-led efforts to merge the forked Blockchains, and several prior forks have been so merged without any material impact on the price of Bitcoin, although there can be no assurance that this will always be the case upon a fork. This kind of split in a Bitcoin, Ethereum, or Litecoin Network could materially and adversely impact an investment in us and, in the worst case scenario, harm the sustainability of the respective network’s economy.

The open-source structure of cryptocurrency network protocol means that the Core Developers and other contributors to the protocol are generally not directly compensated for their contributions in maintaining and developing the protocol. A failure to properly monitor and upgrade the protocol could damage the cryptocurrency network and an investment in us.

The Bitcoin, Ethereum, and Litecoin Networks operate based on an open-source protocol maintained by the Core Developers and other contributors. The Core Developers are those developers employed by MIT Media Lab’s Digital Currency Initiative who oversee the Bitcoin Network. See “Crytpographic Security Used in the Bitcoin Network—Modification to the Bitcoin Network.” As these network protocols are not sold and the networks’ use does not generate revenues for its development team, the Core Developers and contributors are generally not compensated for maintaining and updating the respective cryptocurrency network protocol. To the extent that material issues arise with the Bitcoin, Ethereum, or Litecoin Network protocols, and the Core Developers and open-source contributor community are unable to address the issues adequately or in a timely manner, the respective cryptocurrency network and an investment in us may be adversely affected.

If the awards of cryptocurrency for solving blocks and transaction fees for recording transactions are not sufficiently high to incentivize miners, miners may respond in a way that reduces confidence in the cryptocurrency networks, which could adversely affect an investment in our company.

If the award of new cryptocurrency for solving blocks declines and transaction fees are not sufficiently high, miners may not have an adequate incentive to continue mining and may cease their mining operations. See “Overview of the Bitcoin Network Operations--Bitcoin Mining and Creation of New Bitcoins.” Miners ceasing operations would reduce the collective processing power on the cryptocurrency networks, which would adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to the Blockchain until the next scheduled adjustment in difficulty for block solutions) and make the cryptocurrency networks more vulnerable to a malicious actor or botnet obtaining control in excess of 50 percent of the processing power on the cryptocurrency networks. Any reduction in confidence in the confirmation process or processing power of cryptocurrency networks may adversely impact an investment in us.

In addition, to the extent to which the value of cryptocurrency mined by a professionalized mining operation exceeds the allocable capital and operating costs determines the profit margin of such operation. A professionalized mining operation may be more likely to sell a higher percentage of its newly mined cryptocurrency rapidly if it is operating at a low profit margin—and it may partially or completely cease operations if its profit margin is negative. In a low profit margin environment, a higher percentage of the new cryptocurrency mined each day will be sold into the cryptocurrency exchange markets more rapidly, thereby reducing cryptocurrency prices. Lower cryptocurrency prices will result in further tightening of profit margins, particularly for professionalized mining operations with higher costs and more limited capital reserves, creating a network effect that may further reduce the price of cryptocurrency until mining operations with higher operating costs become unprofitable and remove mining power from the cryptocurrency networks. The network effect of reduced profit margins resulting in greater sales of newly mined cryptocurrency could result in a reduction in the price of cryptocurrency that could adversely impact an investment in our company.

To the extent that any miners cease to record transactions in solved blocks, transactions that do not include the payment of a transaction fee will not be recorded on the Blockchain until a block is solved by a miner who does not require the payment of transaction fees. Any widespread delays in the recording of transactions could result in a loss of confidence in the cryptocurrency networks, which could adversely impact an investment in us.

To the extent that any miners cease to record transactions in solved blocks, such transactions will not be recorded on the Blockchain. Currently, there are no known incentives for miners to elect to exclude the recording of transactions in solved blocks; however, to the extent that any such incentives arise (e.g., a collective movement among miners or one or more mining pools forcing cryptocurrency users to pay transaction fees as a substitute for or in addition to the award of new cryptocurrency upon the solving of a block), actions of miners solving a significant number of blocks could delay the recording and confirmation of transactions on the Blockchain. Any systemic delays in the recording and confirmation of transactions on the Blockchain could result in greater exposure to double-spending transactions and a loss of confidence in cryptocurrency networks, which could adversely impact an investment in our company.

Intellectual property rights claims may adversely affect the operation of cryptocurrency networks.

Third parties may assert intellectual property claims relating to the holding and transfer of digital currencies and their source code. Regardless of the merit of any intellectual property or other legal action, any threatened action that reduces confidence in cryptocurrency networks’ long-term viability or the ability of end-users to hold and transfer cryptocurrency may adversely affect an investment in us. Additionally, a meritorious intellectual property claim could prevent us and other end-users from accessing cryptocurrency networks or holding or transferring their cryptocurrency. As a result, an intellectual property claim against us or other large cryptocurrency network participants could adversely affect an investment in us.

The cryptocurrency exchanges on which cryptocurrency trade are relatively new and, in most cases, largely unregulated and may therefore be more exposed to fraud and failure than established, regulated exchanges for other products. To the extent that the cryptocurrency exchanges representing a substantial portion of the volume in cryptocurrency trading are involved in fraud or experience security failures or other operational issues, such cryptocurrency exchanges’ failures may result in a reduction in the price of cryptocurrency and can adversely affect an investment in us.

The cryptocurrency exchanges on which cryptocurrency trade are new and, in most cases, largely unregulated. Furthermore, many cryptocurrency exchanges do not provide the public with significant information regarding their ownership structure, management teams, corporate practices, or regulatory compliance. As a result, the marketplace may lose confidence in, or may experience problems relating to, cryptocurrency exchanges, including prominent exchanges handling a significant portion of the volume of cryptocurrency trading. These potential consequences of a cryptocurrency exchange’s failure could reduce the demand and use of cryptocurrency, reduce the value of cryptocurrency, and/or adversely affect an investment in us.

Over the past four years, many cryptocurrency exchanges have been closed due to fraud, failure, or security breaches. In many of these instances, the customers of such cryptocurrency exchanges were not compensated or made whole for the partial or complete losses of their account balances in such cryptocurrency exchanges. While smaller cryptocurrency exchanges are less likely to have the infrastructure and capitalization that make larger cryptocurrency exchanges more stable, larger cryptocurrency exchanges are more likely to be appealing targets for hackers and “malware” (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information, or gain access to private computer systems).

A lack of stability in the cryptocurrency exchange market and the closure or temporary shutdown of cryptocurrency exchanges due to fraud, business failure, hackers or malware, or government-mandated regulation may reduce confidence in cryptocurrency networks and result in greater volatility in cryptocurrency value. These potential consequences of a cryptocurrency exchange’s failure could reflect poorly on us even if we are not involved in that failure, and adversely affect an investment in our company.

Our ability to adopt technology in response to changing security needs or trends poses a challenge to the safekeeping of our cryptocurrency.

The history of the cryptocurrency exchange markets has shown that cryptocurrency exchanges and large holders of cryptocurrency must adapt to technological change in order to secure and safeguard their cryptocurrency. We rely on AlphaPoint, a third-party off site storage provider, to safeguard our cryptocurrency holdings from theft, loss, destruction or other issues relating to hackers and technological attack. We believe that it may become a more appealing target of security threats as the size of our cryptocurrency holdings grow. To the extent that either our third-party storage sites or we are unable to identify and mitigate or stop new security threats, our cryptocurrency holdings may be subject to theft, loss, destruction or other attack, which could adversely affect an investment in us.

Security threats to us could result in a loss of company’s cryptocurrency, or damage to our reputation and our brand, each of which could adversely affect an investment in us.

Security breaches, computer malware, and computer hacking attacks have been a prevalent concern in cryptocurrency exchange markets since the launch of cryptocurrency networks. Any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses, could harm our business operations or result in loss of our cryptocurrency. Any breach of our infrastructure could result in damage to our reputation which could adversely affect an investment in us. Furthermore, we believe that, as our assets grow, we may become a more appealing target for security threats such as hackers and malware.

We rely solely on AlphaPoint to safeguard our cryptocurrency holdings from theft, loss, destruction or other issues relating to hackers and technological attack. Nevertheless, our third-party storage provider security system may not be impenetrable and may not be free from defect or immune to acts of God, and any loss due to a security breach, software defect or act of God will be borne by us.

The security system and operational infrastructure may be breached due to the actions of outside parties, error or malfeasance of an employee of ours, or otherwise, and, as a result, an unauthorized party may obtain access to our, private keys, data or cryptocurrency holdings. Additionally, outside parties may attempt to fraudulently induce employees of ours to disclose sensitive information in order to gain access to our infrastructure. As the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, or may be designed to remain dormant until a predetermined event and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of our security system occurs, the market perception of the effectiveness of our security system could be harmed, which could adversely affect an investment in us.

In the event of a security breach, we may be forced to cease operations, or suffer a reduction in assets, the occurrence of each of which could adversely affect an investment in us.

Cryptocurrency transactions are irrevocable and stolen or incorrectly transferred cryptocurrency may be irretrievable. As a result, any incorrectly executed cryptocurrency transactions could render company liable to lawsuits or criminal charges to the extent company facilitates bad transactions, and thus, adversely affect an investment in us.

Cryptocurrency transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the transaction or, in theory, control or consent of a majority of the processing power on the cryptocurrency network. Once a transaction has been verified and recorded in a block that is added to the Blockchain, an incorrect transfer of cryptocurrency or a theft of cryptocurrency generally will not be reversible and we may not be capable of seeking compensation for any such transfer or theft. Although our transfers of cryptocurrency will regularly be made to or from vendors, consultants, services providers, etc. it is possible that, through computer or human error, or through theft or criminal action, our cryptocurrency could be transferred from us in incorrect amounts or to unauthorized third parties. To the extent that we are unable to seek a corrective transaction with such third-party or are incapable of identifying the third-party that has received our cryptocurrency through error or theft, we will be unable to revert or otherwise recover incorrectly transferred company cryptocurrency. To the extent that we are unable to seek redress for such error or theft, such loss could adversely affect an investment in us. In addition, incorrectly executed cryptocurrency transactions could render company liable to lawsuits or criminal charges to the extent company facilitates bad transactions, and thus, adversely affect an investment in us.

Our cryptocurrency holdings may be subject to loss, damage, theft, or restriction on access.

There is a risk that part or all of our cryptocurrency holdings could be lost, stolen or destroyed. We believe that our cryptocurrency holdings will be an appealing target to hackers or malware distributors seeking to destroy, damage or steal our cryptocurrency. Although we utilize AlphaPoint for enterprise multi-signature storage solution, to minimize the risk of loss, damage and theft, we cannot guarantee that it will prevent such loss, damage or theft, whether caused intentionally, accidentally or by act of God. Access to our cryptocurrency could also be restricted by natural events (such as an earthquake or flood) or human actions (such as a terrorist attack). Any of these events may adversely affect our operations and, consequently, an investment in us.

A loss of confidence in our security system, or a breach of our security system, may adversely affect us and the value of an investment in us.

We will take measures to protect us and our cryptocurrency holdings from unauthorized access, damage or theft; however, it is possible that the security system may not prevent the improper access to, or damage or theft of our cryptocurrency. A security breach could harm our reputation or result in the loss of some or all of our cryptocurrency. A resulting perception that our measures do not adequately protect our cryptocurrency could result in a loss of current or potential shareholders, reducing demand for our Common Stock and causing our shares to decrease in value.

The limited rights of legal recourse against us, and our lack of insurance protection expose us and our shareholders to the risk of loss of our cryptocurrency for which no person is liable.

The cryptocurrency held by us are not insured. Therefore, a loss may be suffered with respect to our cryptocurrency, which is not covered by insurance and for which no person is liable in damages which could adversely affect our operations and, consequently, an investment in us.

Cryptocurrency held by us is not subject to FDIC or SIPC protections.

We do not hold our cryptocurrency with a banking institution or a member of the Federal Deposit Insurance Corporation (“FDIC”) or the Securities Investor Protection Corporation (“SIPC”) and, therefore, our cryptocurrency is not subject to the protections enjoyed by depositors with FDIC or SIPC member institutions.

We may not have adequate sources of recovery if our cryptocurrency is lost, stolen, or destroyed.

If our cryptocurrency is lost, stolen, or destroyed under circumstances rendering a party liable to us, the responsible party may not have the financial resources sufficient to satisfy our claim. For example, as to a particular event of loss, the only source of recovery for us might be limited, to the extent identifiable, other responsible third parties (e.g., a thief or terrorist), any of which may not have the financial resources (including liability insurance coverage) to satisfy a valid claim of ours.

Political or economic crises may motivate large-scale sales of cryptocurrency, which could result in a reduction in cryptocurrency value and adversely affect an investment in us.

As an alternative to fiat currencies that are backed by central governments, digital currencies such as Bitcoin, Ethereum, and Litecoin, which are relatively new, are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. Nevertheless, political or economic crises may motivate large-scale acquisitions or sales of Bitcoins, Ethereum, or Litecoins, either globally or locally. Large-scale sales of Bitcoins, Ethereum, or Litecoins, would result in a reduction in the respective cryptocurrency value and could adversely affect an investment in us.

The sale of our cryptocurrency to pay expenses at a time of low cryptocurrency prices could adversely affect an investment in us.

We may sell cryptocurrency to pay expenses on an as-needed basis, irrespective of then-current cryptocurrency prices. Consequently, our cryptocurrency may be sold at a time when the cryptocurrency prices on the cryptocurrency exchange market are low, which could adversely affect an investment in us.

Risk Factors Related to Publication Business

The further development and acceptance of cryptocurrency, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of cryptocurrencies may adversely affect our newsletter and an investment in our company.

Cryptocurrency such as Bitcoins that may be used, among other things, to buy and sell goods and services are a new and rapidly evolving industry of which the Bitcoin Network is a prominent, but not unique, part. The growth of the cryptocurrency industry in general, and the Bitcoin Network in particular, is subject to a high degree of uncertainty. The factors affecting the further development of the cryptocurrency industry, as well as the Bitcoin Network, include:

●
Continued worldwide growth in the adoption and use of Bitcoin and other digital currencies;
●
Government and quasi-government regulation of cryptocurrency and other digital assets and their use, or restrictions on or regulation of access to and operation of the Bitcoin Network to similar digital asset systems;
●
Changes in consumer demographics and public tastes preferences;
●
General economic conditions and regulatory environment relating to digital assets; and
●
Negative consumer perception of cryptocurrencies.

Overall, a decline in the popularity or acceptance of cryptocurrency could impact interest in our newsletter, and would harm the price of shares and investment in our company.

We face significant competition across the media landscape, including from magazine publishers, digital publishers, social media platforms, search platforms, portals and digital marketing services, among others, which we expect will continue, and as a result we may not be able to maintain or improve our operating results.

We compete with other cryptocurrency newsletter and magazine publishers for market share and for the time and attention. We also compete with digital publishers and other forms of media, including, among others, social media platforms, search platforms, portals and digital marketing services. The competition we face has intensified as a result of the growing popularity of mobile devices, such as smartphones and social-media platforms, and the shift in consumer preference from print media to digital media for the delivery and consumption of content, including video content. Social media and other platforms such as Facebook, Twitter, Snapchat, Google and Yahoo! are successful in gathering national, local, and entertainment news and information from multiple sources and attracting a broad readership base. News aggregation websites and customized news feeds (often free to users) may reduce our traffic levels by minimizing the need for the audience to subscribe to our newsletter, or to visit our websites or use our digital applications directly. Given the ever-growing and rapidly changing number of digital media options available on the Internet, we may not be able to increase subscribers or our online traffic sufficiently and retain or grow a base of frequent patrons to our newsletter. In addition, the ever-growing and rapidly changing number of digital media options available on the Internet may lead to technologies and alternatives that we are not able to offer. If we are unable to demonstrate to consumers the continuing value of our print and digital platforms, our business, financial condition and results of operations may be adversely affected.

Service disruptions or failures of our or our vendors’ information systems and networks as a result of computer viruses, misappropriation of data or other malfeasance, natural disasters (including extreme weather), accidental releases of information or other similar events, may disrupt our business, damage our reputation or have a negative impact on our results of operations.

Because information systems, networks, and other technologies are critical to many of our operating activities, shutdowns or service disruptions at our company or vendors that provide information systems, networks, printing or other services to us pose increasing risks. Such disruptions may be caused by events such as computer hacking, phishing attacks, dissemination of computer viruses, malware, worms and other destructive or disruptive software, denial of service attacks and other malicious activity, as well as power outages, natural disasters (including extreme weather), terrorist attacks or other similar events. Such events could have an adverse impact on us and our customers, including degradation or disruption of service, loss of data and damage to equipment and data. In addition, system redundancy may be ineffective or inadequate, and our disaster recovery planning may not be sufficient to cover all eventualities. Significant events could result in a disruption of our operations, customer or advertiser dissatisfaction, damage to our reputation or brands or a loss of customers or revenues. In addition, we may not have adequate insurance coverage to compensate for any losses associated with such events.

We could be subject to risks caused by misappropriation, misuse, leakage, falsification or intentional or accidental release or loss of information maintained in the information systems and networks of our company and our vendors, including personal information of our employees and customers, and company and vendor confidential data. In addition, outside parties may attempt to penetrate our systems or those of our vendors or fraudulently induce our employees or customers or employees of our vendors to disclose sensitive information in order to gain access to our data, or to take control of our sites in order to publish false information or otherwise mislead our users. Like other companies, we have on occasion experienced, and will continue to experience, threats to our data and systems, including malicious codes and viruses, and other cyber attacks. The number and complexity of these threats continue to increase over time. If a material breach of our security or that of our vendors occurs, the market perception of the effectiveness of our security measures could be harmed, we could lose customers, audience and advertisers and our reputation, brands and credibility could be damaged. We could be required to expend significant amounts of money and other resources to repair or replace information systems or networks. In addition, we could be subject to regulatory actions and claims made by consumers and groups in private litigation involving privacy issues related to consumer data collection and use practices and other data privacy laws and regulations, including claims for misuse or inappropriate disclosure of data, as well as unfair or deceptive practices. Although we develop and maintain systems and controls designed to prevent these events from occurring, and we have a process to identify and mitigate threats, the development and maintenance of these systems, controls and processes is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Moreover, despite our efforts, the possibility of these events occurring cannot be eliminated entirely. Because we distribute most of our content digitally, outsource more of our information systems to vendors, engage in more electronic transactions with consumers and rely more on cloud-based information systems, the related security risks will increase and we will need to expend additional resources to protect our technology and information systems. Additionally, a growing portion of our subscription revenues, is dependent on the continuous service model and our ability to automatically renew customers (with proper notifications and authorizations) using credit or debit cards that customers provide at the time of purchase. Significant credit card breaches at major retailers have resulted in a number of banks re-issuing credit cards. This may create a break in our relationship with customers whose cards are reissued and results in lost renewal revenue. A continuation or increase in such breaches and resulting re-issuances could adversely impact our business, financial condition and results of operations.

We are also subject to payment card association rules and obligations under our contracts with payment card processors. Under these rules and obligations, if information is compromised, we could be liable to payment card issuers for the cost of associated expenses and penalties. In addition, if we fail to follow payment card industry security standards, even if no customer information is compromised, we could incur significant fines or experience a significant increase in payment card transaction costs. Furthermore, if we fail to comply with the chargeback policies established by a payment card processor, it could result in us incurring significant fines or even the termination of our contract with that payment card processor.

Our business may suffer if we cannot protect our intellectual property.

Our business depends on our intellectual property, including our valuable brands, content, services and internally developed technology. We believe our proprietary trademarks and other intellectual property rights are important to our continued success and our competitive position. Unauthorized parties may attempt to copy or otherwise unlawfully obtain and use our content, services, technology and other intellectual property, and we cannot be certain that the steps we have taken to protect our proprietary rights will prevent any misappropriation or confusion among consumers and merchants, or unauthorized use of these rights.

Advancements in technology have made the unauthorized duplication and wide dissemination of content easier, making the enforcement of intellectual property rights more challenging. In addition, as our business and the risk of misappropriation of our intellectual property rights have become more global in scope, we may not be able to protect our proprietary rights in a cost-effective manner in a multitude of jurisdictions with varying laws.

If we are unable to procure, protect and enforce our intellectual property rights, including maintaining and monetizing our intellectual property rights to our content, we may not realize the full value of these assets, and our business and profitability may suffer. In addition, if we must litigate in the United States or elsewhere to enforce our intellectual property rights or determine the validity and scope of the proprietary rights of others, such litigation may be costly and divert the attention of our management. In addition, if we must take actions, including litigation, in the United States or elsewhere to enforce our intellectual property rights or determine the validity and scope of the proprietary rights of others, such actions may be costly and divert the attention of our management.

Technology in the media industry continues to evolve rapidly.

Technology in the media industry continues to evolve rapidly. Advances in technology have led to an increasing number of methods for delivery of content and have resulted in a wide variety of consumer demands and expectations, which are also rapidly evolving. If we are unable to exploit new and existing technologies to distinguish our products and services from those of our competitors or adapt to new distribution methods that provide optimal user experiences, our business and financial results may be adversely affected.

The increasing number of digital media options available on the Internet, through social networking tools and through mobile and other devices distributing content is expanding consumer choice significantly. Faced with a multitude of media choices and a dramatic increase in accessible information, consumers may place greater value on when, where, how and at what price they consume digital content.

In addition, the expenditures necessary to implement these new technologies could be substantial and other companies employing such technologies before we are able to do so could aggressively compete with our business.

We face significant competition. Many of our competitors and potential competitors have larger customer bases, more established brand recognition and greater financial, marketing, technological, and personnel resources than we do, which could put us at a competitive disadvantage. Additionally, some of our competitors and potential competitors are better capitalized than we are and able to obtain capital more easily, which could put us at a competitive disadvantage.

Some of our competitors have larger customer bases, more established name recognition, a greater market share and greater financial, marketing, technological and personnel resources than we do. Increased competition could result in price reductions, reduced margins or loss of market share, any of which could materially adversely affect our business, results of operations, and financial condition. Accordingly, we cannot guarantee that we will be able to compete effectively with our current or future competitors or that this competition will not significantly harm our business.

Failure to maintain our reputation for trustworthiness may harm our business.

Our brand is based on the integrity of our editorial content. We require all of our content contributors, whether employees or outside contributors, to adhere to strict standards of integrity, including standards that are designed to prevent any actual or potential conflict of interest, and to comply with all applicable laws, including securities laws. The occurrence of events such as our misreporting a cryptocurrency technological advancement, could harm our reputation for trustworthiness and reduce readership. In addition, in the event the reputation of any of our directors, officers, key contributors, writers, or editorial staff were harmed for any other reason, we could suffer as result of our association with the individual, and also could suffer if the quantity or value of future services we received from the individual was diminished. These events could materially adversely affect our business, results of operations and financial condition.

We rely heavily on joint ventures for the success of our publication business, thus, any problem with our joint venture relationships could have an adverse impact on our business.

We rely heavily on our ability to locate, attract, and maintain joint venture agreements with companies that can successfully launch and maintain cryptocurrency publications. If those joint venture companies breach our agreements, terminate our agreements, or we are unable to partner with such cryptocurrency publications in the future, that could have an adverse impact on our publication business.

Risk Factors Related to Regulation

U.S. and international regulatory changes or actions may restrict the use of or impose heightened regulatory burdens on cryptocurrency or the operation of cryptocurrency network based on currency, securities, or commodities regulations in a manner that adversely affects an investment in us.

Until recently, little or no regulatory attention has been directed toward cryptocurrency and the cryptocurrency networks by U.S. federal and state governments, foreign governments, and self-regulatory agencies. As cryptocurrency has grown in popularity and in market size, the Federal Reserve Board, U.S. Congress, and certain US agencies (e.g., FinCEN and the Federal Bureau of Investigation) have begun to examine the operations of cryptocurrency networks, cryptocurrency users, and cryptocurrency exchange markets. Local state regulators such as the California Department of Financial Institutions and the New York State Department of Financial Services have also initiated examinations of Bitcoins, the Bitcoin Network, and the regulation thereof. Additionally, a U.S. federal magistrate judge in the U.S. District Court for the Eastern District of Texas has ruled that “Bitcoin is a currency or form of money,” two CFTC commissioners publicly expressed a belief that derivatives based on Bitcoins are subject to the same regulation as those based on commodities, and the IRS released guidance treating cryptocurrency as property that is not currency for U.S. federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow these asset classifications. There is a possibility of future regulatory change altering, perhaps to a material extent, the nature of an investment in us or our ability to continue to operate.

Currently, neither the SEC nor the CFTC has formally asserted regulatory authority over cryptocurrency, cryptocurrency networks, or cryptocurrency trading and ownership, though in testimony before the U.S. Senate Committee on Agriculture, Nutrition and Forestry on December 10, 2014, CFTC Chairman Timothy Massad stated that the CFTC believed it had jurisdiction over derivative instruments such as futures and swaps based on digital currencies. On July 25, 2017, the SEC issued an investigative report, stating that offers and sales of digital assets by “virtual” organizations using distributed ledger or cryptocurrency technology (i.e., Initial Coin Offerings or Token Sales) are subject to the requirements of the federal securities laws. To the extent that Bitcoins, Ethereum, or Litecoins, themselves are determined to be a security, commodity future or other regulated asset, or to the extent that a US or foreign government or quasi-governmental agency exerts regulatory authority over the Bitcoin, Ethereum, or Litecoin Networks, or cryptocurrency trading and ownership, trading or ownership in cryptocurrency may be adversely affected, which could adversely affect an investment in our company.

To the extent that future regulatory actions or policies limit the ability to exchange cryptocurrency or utilize them for payments, the demand for cryptocurrency will be reduced. Furthermore, regulatory actions may limit the ability of end-users to convert cryptocurrency into fiat currency (e.g., U.S. Dollars) or use cryptocurrency to pay for goods and services. Such regulatory actions or policies could adversely affect an investment in us.

Cryptocurrency currently faces an uncertain regulatory landscape in not only the United States but also in many foreign jurisdictions such as the European Union, China and Russia. While certain governments such as Germany—where the Ministry of Finance has declared Bitcoins to be “Rechnungseinheiten” (a form of private money that is recognized as a unit of account, but not recognized in the same manner as fiat currency) — have issued guidance as to how to treat Bitcoins, most regulatory bodies have not yet issued official statements regarding intention to regulate or determinations on regulation of cryptocurrency, the cryptocurrency networks, and cryptocurrency users. Among those for which preliminary guidance has been issued in some form, Canada and Taiwan have labeled cryptocurrency as a digital or virtual currency, distinct from fiat currency, while Sweden and Norway are among those to categorize cryptocurrency as a form of virtual asset or commodity. In China, authorities have recently banned use of Bitcoins and ordered Beijing-based cryptocurrency exchanges to cease trading and immediately notify users of their closures. Similarly, Russia has indicated an intent to ban use of Bitcoins and Russia’s Central Bank stated that at this stage they will not approve any cryptocurrency trading on any official exchange, nor will it approve the use of the technology for infrastructure purposes. In May 2014, the Central Bank of Bolivia banned the use of Bitcoins as a means of payment. In the summer and fall of 2014, Ecuador announced plans for its own state-backed electronic money, while passing legislation that reportedly prohibits the use of decentralized digital currencies. Conversely, regulatory bodies in some countries such as India and Switzerland have declined to exercise regulatory authority when afforded the opportunity. Various foreign jurisdictions may, in the near future, adopt laws, regulations, or directives that affect cryptocurrency networks and its users, particularly cryptocurrency exchanges and service providers that fall within such jurisdictions’ regulatory scope. Other countries such as Malaysia and Australia have been considering regulation, classification, and potential bans. Such laws, regulations, or directives may conflict with those of the United States and may negatively impact the acceptance of cryptocurrency by users, merchants, and service providers outside of the United States and may, therefore, impede the growth of the cryptocurrency economy.

The effect of any future regulatory change on our company or cryptocurrency is impossible to predict, but such change could be substantial and adverse to us and could adversely affect an investment in us.

It may be illegal now, or in the future, to acquire, own, hold, sell or use cryptocurrency in one or more countries, and ownership of, holding or trading in or company’s securities may also be considered illegal and subject to sanction.

Although currently cryptocurrency is not regulated or are lightly regulated in most countries, including the United States, one or more countries may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use cryptocurrency or to exchange cryptocurrency for fiat currency. Such restrictions may adversely affect an investment in our company.

Our business of converting cryptocurrencies to U.S. dollars and vice versa require our registration as a “money services business” under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, and require the licensing or other registration as a money transmitter (or equivalent designation) under state law in any state in which we plan to operate. This process is lengthy and expensive, and any delays could delay commencing operations and cost additional money, which may have an adverse impact on the operation of our company and investment in our company.

Our activities cause us to be deemed a “money service business” under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act. We are required to comply with FinCEN regulations, including those that mandate us to register with FinCEN, implement anti-money laundering programs, make certain reports to FinCEN, and maintain certain records.

Our activities also cause us to be deemed a “money transmitter” (or equivalent designation) under state law in all states in which we plan to operate, and require us to seek a license or otherwise register with a state regulator and comply with state regulations that may including the implementation of anti-money laundering programs, maintenance of certain records and other operational requirements.

Such additional federal or state regulatory obligations may cause us to incur extraordinary expenses, possibly affecting an investment in us in a material and adverse manner. Furthermore, we may not be able to obtain the necessary licenses and regulatory approval to conduct our money transmittal services, which may adversely affect an investment in our company.

If federal or state legislatures or agencies initiate or release tax determinations that change the classification of cryptocurrency as property for tax purposes, such determination could have a negative tax consequence on our company, and adversely affect investment in us.

Current IRS guidance indicates that cryptocurrency should be treated and taxed as property, and that transactions involving the payment of cryptocurrency for goods and services should be treated as barter transactions. This treatment creates a potential tax reporting requirement for any circumstance where the ownership of a cryptocurrency passes from one person to another, usually by means of cryptocurrency transactions (including off-Blockchain transactions).

On December 5, 2014, the New York State Department of Taxation and Finance issued guidance regarding the application of state tax law to digital currencies. The agency determined that New York State would follow IRS guidance with respect to the treatment of digital currencies such for state income tax purposes. Furthermore, they defined digital currencies to be a form of “intangible property,” meaning the purchase and sale of cryptocurrency for fiat currency is not subject to state income tax (although transactions of cryptocurrency for other goods and services maybe subject to sales tax under barter transaction treatment). It is unclear if other states will follow the guidance of the IRS and the New York State Department of Taxation and Finance with respect to the treatment of cryptocurrency for income tax and sales tax purposes. If a state adopts a different treatment, such treatment may have negative consequences including the imposition of greater a greater tax burden on investors in cryptocurrency or imposing a greater cost on the acquisition and disposition of cryptocurrency, generally; in either case potentially having a negative effect on prices in the cryptocurrency exchange markets and may adversely affect an investment in our company.

Foreign jurisdictions may also elect to treat digital currencies differently for tax purposes than the IRS or the New York State Department of Taxation and Finance. To the extent that a foreign jurisdiction with a significant share of the market of cryptocurrency users imposes onerous tax burdens on cryptocurrency users, or imposes sales or value added tax on purchases and sales of cryptocurrency for fiat currency, such actions could result in decreased demand for cryptocurrency in such jurisdiction, which could impact the price of cryptocurrency and negatively impact an investment in our company.

Legislative and regulatory developments, including with respect to privacy, could adversely affect our business.

Our business is subject to government regulation in the jurisdictions in which we operate, and our websites, which are available worldwide, may be subject to laws regulating the Internet even in jurisdictions where we do not do business. Among others, we are subject to laws and regulations with respect to online privacy and the collection and use of consumer data. Various federal and state laws and regulations, as well as the laws of foreign jurisdictions in which we operate, govern the collection, use, retention, sharing and security of the data we receive from and about our readers. Failure to protect confidential customer data or to provide customers with adequate notice of our privacy policies could subject us to liabilities imposed by these jurisdictions.

Existing privacy-related laws and regulations are evolving and subject to potentially differing interpretations, and various federal and state legislative and regulatory bodies, as well as foreign legislative and regulatory bodies, may expand current or enact new laws regarding privacy and data security-related matters. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

In addition, any failure, or perceived failure, by us to comply with our posted privacy policies or with any data-related requirements could result in claims against us by governmental entities or others and/or increased costs to change our practices. They could also result in negative publicity and a loss of confidence in us by our readers and advertisers. All of these potential consequences could adversely affect our business and results of operations.

USE OF PROCEEDS

We estimate that the net proceeds to the issuer of a fully subscribed offering, after the expenses of the offering (payment to the broker-dealer, and legal, accounting and related expenses), will be approximately $9,000,000. We plan to use these proceeds as follows:

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Software development and support, consisting of the continued development of the Bitcoin exchange and wallets, industry news portal, payment processing and escrow, as well as additional research and development in the foregoing areas and other blockchain technologies.
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Marketing and advertisement campaigns that will focus primarily on Facebook, Google Adwords, and Yahoo.
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Implement aggressive customer acquisition strategy, including company acquisitions and/or free cryptocurrency incentives to new customers.
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Secure proper money transmitter licenses domestically and internationally for public launch of exchange.
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Operational staff and support and customer service staff and support.
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Pursue listing on the NASDAQ.
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General office expenses consisting of rent, office supplies, computers and other equipment.
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Research and development and other application development related to blockchain technology and/or cryptocurrency
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Working capital and other general corporate purposes.

The precise amounts that we will devote to each of the foregoing items, and the timing of expenditures, will vary depending on numerous factors.

The following table sets forth a breakdown of our estimated use of our net proceeds as we currently expect to use them over the next 12 months, assuming the sale of, respectively, 100%, 50%, and 10% of the shares offered for sale in this offering.

	100% of Shares Sold	Percent	50% of Shares Sold	Percent	10% of Shares Sold	Percent
Gross Proceeds	$10,000,000	100.00%	$5,000,000	50.00%	$1,000,000	10%
Broker/Dealer Fee	$58,000	0.58%	$33,000	0.66%	$13,000	1.30%
Offering Marketing Expenses	$880,000	8.80%	$405,000	8.10%	$25,000	2.50%
Other Offering Expenses	$62,000	0.62%	$62,000	1.24%	$62,000	6.20%
Software Development	$250,000	2.50%	$120,000	2.40%	$120,000	12.00%
Marketing & Advertising	$4,000,000	40.00%	$1,500,000	30.00%	$100,000	10.00%
Licensing & Regulatory	$1,000,000	10.00%	$1,000,000	20.00%	$250,000	25%
Operational & Customer Support	$500,000	5.00%	$250,000	5.00%	$120,000	12.00%
Public Company & Corporate Costs	$350,000	3.50%	$350,000	7.00%	$200,000	20.00%
R&D & other application Development	$1,000,000	10.00%	$100,000	2.00%	-	0.00%
Working Capital	$1,900,000	19.00%	$1,180,000	23.60%	$110,000	11.00%
Total	$10,000,000	100%	$5,000,000	100%	$1,000,000	100%

As indicated in the table above, if we sell the only the midpoint or minimum of the shares offered for sale in this offering, the reduced proceeds would require us to lower at a larger percentage our marketing, advertising and new software and application development costs.

None the proceeds from the offering will be used to compensate or otherwise make payments to the directors or officers of the company.

The expected use of net proceeds from this offering represents our intentions based on our current plans and business conditions, which could change in the future as our plans and business conditions evolve and change. The amounts and timing of our actual expenditures, specifically with respect to working capital, may vary significantly depending on numerous factors. As a result, the company reserves the right to change the above use of proceeds if management believes it is in the best interests of the company.

In the event we do not sell all of the shares being offered, we may seek additional financing from other sources to support the intended use of proceeds indicated above. If we secure additional equity funding, investors in this offering would be diluted. No plans for additional financing are currently being contemplated by the company, and in all events, there can be no assurance that additional financing would be available to use when wanted or needed and, if available, on terms acceptable to us.

DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate Dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

Upon completion of this offering, in the event all of the shares are sold, the net tangible book value of the 115,076,211 shares of Common Stock outstanding will be 9,401,332 or approximately $0.08 per share. The net tangible book value of the shares of Common Stock held by our existing shareholders will be increased by $0.08 per share without any additional investment on their part. Investors in the offering will incur an immediate dilution of $2.42 per share.

After completion of this offering, if 2,500,000 shares of Common Stock are sold, investors in the offering will own 3.48% of the total number of shares then outstanding for which they will have made cash investment of $10 million, or $2.50 per share. Our existing shareholders will own 96.52% of the total number of shares of Common Stock then outstanding, for which they have made contributions of cash totaling $0.00 per share.

In the event all shares are not sold upon completion of this offering, the following table details the range of possible outcomes from the offering assuming the sale of 100%, 50% and 10%. The information in this table would be affected in the event that any future investments were made at a different valuation, and by the shares issued to Acacia, Mr. Altucher, and Skidish Media, and to be issued to Acacia, Mr. Altucher, and Skidish Media in the future. See "Management’s Discussion and Analysis of Financial Condition and Results of Operations."

Funding Level	100% of Shares Sold	50% of Shares Sold	10% of Shares Sold

Offering price	$2.50	$2.50	$2.50
Net tangible book value per common share before offering	$0.00	$0.00	$0.00
Pro forma net tangible book value per common share after	$0.08	$0.04	$0.01
Dilution to investors	$2.42	$2.46	$2.49
Dilution as a percentage of offering price	96.73%	98.27%	99.53%

Based on 111,076,211 shares of Common Stock outstanding as of September 30, 2017 and total stockholder's equity of $401,332 as of September 30, 2017.

The above dilution table does not include the 533,333 shares to be issued to Acacia per the January 10, 2018 Securities Purchase Agreement (discussed below). If these shares were included above, the dilution as a percentage of the offering price would be 96.75%, 98.27% and 99.55%, respectively. The dilution table above does not include the 2,000,000 shares of Company common stock to be issued to Mr. Altucher, with a vesting period of 24 months with an exercise price of $1.875 per share, pursuant to the Co-Founder and Advisory Agreement (discussed below). The dilution table also does not include the grant of grant of 20,000 shares of Company common stock to Skidish Media pursuant to the Consulting Agreement (discussed below).

Since inception, the officers, directors, promoters and affiliated persons have paid an aggregate average price of $.0001 per share of Common Stock in comparison to the offering price of $2.50 per common share.

Future Dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).
The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings.

An example of how this might occur is as follows (numbers are for illustrative purposes only):

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In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
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In December 2014 the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
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In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial Results

We have a limited operating history. Therefore, there is limited historical financial information upon which to base an evaluation of our performance. Our prospects must be considered in light of the uncertainties, risks, expenses, and difficulties frequently encountered by companies in their early stages of operations. Our financials as of September 30, 2017, show a net loss of $51,167. We expect to incur additional net expenses over the next several years as we continue to maintain and expand our existing operations. The amount of future losses and when, if ever, we will achieve profitability are uncertain.

Plan of Operations

Overview

The company launched www.bitzumi.com, its beta version of its cryptocurrency exchange and marketplace, on July 24, 2017. In connection with beta launch, the company also launched its information and news site www.ebitnews.com to increase awareness and facilitate information about both the cryptocurrency and blockchain markets. On October 4, 2017, we formed Bitzumi Publishing, LLC in a joint venture with Ibis Venture to market and sell various cryptocurrency newsletters and related informational and educational products. The company plans to develop a publishing and marketing company to deliver cryptocurrency-related education, offerings, and products, in an effort to increase awareness of cryptocurrency and Bitzumi and to build a following of Bitzumi in particular. On January 10, 2018, Bitzumi entered into a joint venture and servicing agreement with Acacia to create a patent-related platform using Blockchain technology. That agreement appears as Exhibit 6.7 to the Offering Statement of which this Offering Circular forms a part. In addition, Acacia and Bitzumi have agreed to a strategic investment by Acacia as discussed below.

We anticipate that ultimately, our primary product will be our cryptocurrency exchange and digital storage on www.bitzumi.com. Following consummation of this offering, the company’s management team plans to develop proprietary technology based on the blockchain platform relating to authentication and smart contracts in the Fintech and government sectors.

The company’s current plans are to continue testing the beta version of www.bitzumi.com, including integration of Anti-Money Laundering (“AML”) compliance and authentication technology. The company plans to do a rolling public launch based on securing the proper federal and state money transmitter licenses in the United States. During this time, Bitzumi plans to focus on garnering market share for Bitzumi Publishing, which it expects will lay a foundation of consumer awareness and acceptance of the Bitzumi exchange and wallet launch.

The company expects to commence full-scale marketing operations upon the successful raising of capital under this Offering.

Milestones

●	Actions Already Taken: The company is operational, has raised $452,500 in private placements so far and has already taken the following steps:

●	Bitzumi Beta Web Site launch and branding
●	Ebit News Web Site launch and branding
●	AML and compliance integration
●	Facebook & Twitter and other social media data integration for both Bitzumi and Ebit News
●	Bitzumi Publishing joint venture and agreement with Agora Financial to market and sell various cryptocurrency newsletters and related informational and educational products.
●	Customer support testing and training
●	Bitzumi and Acacia joint venture and servicing agreement to create a patent-related platform using Blockchain technology and Acacia becoming a strategic investor.
●	Customer support testing and training
●	Marketing tool integration
(The company uses third-party tools to market and test campaigns.)
●	Strategic public relations campaign – design and test
●	Tactical public relations campaign – design and test
●	Test Facebook, Google, Yahoo and other marketing ad campaigns
●	Filed application for money service business with FinCen
●	Internal reporting, A/R collections, Member Support

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Prior to Initial Qualification of the Offering:  The company has developed and tested marketing messages to attract customers and partners. Efforts include public relations, Facebook advertising, remarketing, and Google and Yahoo search advertising. This effort has resulted in a steady small stream of traffic and new members. In addition, Ebit News has continued to increase traffic and awareness in its efforts to be a leading sector industry news aggregator. The traffic generated by these marketing test efforts also allows the company to test its systems and procedures. In the approximately three months since beta launch, we’ve confirmed that our exchange platform and wallet storage is working as planned.

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Operations after Qualification: Upon qualification by the SEC, the company plans to use its website to raise capital from third-party investors. The company’s marketing campaign to support that effort is expected to focus primarily on individuals who have exhibited an interested in investing and crowdfunding products.

The company anticipates also beginning the process to rollout mobile offerings (Android and IOS applications). It expects to have also begun the process to enable it to be quoted on NASDAQ. While the company cannot guarantee liquidity for investors, it believes that being quoted is a necessary precursor to having a liquid market for shareholders.

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Operations after Closing: The company is seeking to raise a total of $10,000,000 under this offering. The company established a minimum raise of $1,000,000. It believes that requiring investors to be customers in order to participate in the Offering is important to its marketing and customer acquisition strategy.

The company intends its marketing efforts to focus on building its customer base quickly. The company forecasts that its cryptocurrency exchange will be cash flow neutral at about the 45,000 customer accounts. The company overall breakeven will be impacted by the rate of its subscription and marketing revenue growth. Depending upon the speed of success of its marketing efforts, the company may need to raise additional capital. See “Statement Regarding Forward-Looking Statements.”

 Liquidity and Capital Resources

We are a startup and anticipate that we will incur operating losses for the foreseeable future. Our historical cash burn rate for the period from June 13, 2017 (inception) through September 30, 2017 was on average approximately $14,000 per month, we estimate that we currently have enough cash resources to support us through April 2018, and we are likely to seek funds (in addition to the funds that we may raise in this offering) in order to extend our operational runway.

On January 10, 2018, we signed a Securities Purchase Agreement with Acacia in which Acacia invested $1 million in return for 533,333 shares and a warrant to purchase 2,133,333 shares at an exercise price of $1.875, which warrant must be exercised within three days of the closing of this offering or else it expires. Also on January 10, 2018, we signed a Joint Venture and Services Agreement with Acacia, which goes into effect upon the occurrence of certain events, including Acacia investing no less than $10 million in total capital in Bitzumi, including the current capital investment made by Acacia. Upon the Joint Venture and Services Agreement going into effect, Acacia would receive as compensation for the servicing and joint venture development by Acacia under that agreement a warrant to purchase 30,000,000 shares at an exercise price of $0.01.

 On January 12, 2018, the Company entered into a Co-Founder and Advisory Agreement with James Altucher to provide certain marketing and advisory services to the Company. The term will be for 24 months, commencing on the Effective Date. Altucher shall be entitled to an upfront fee of 2,000,000 shares of Company common stock and stock options to purchase 2,000,000 shares of Company common stock with a vesting period of 24 months with an exercise price of $1.875 per share.

On January 15, 2018, the Company entered into a Consulting Agreement with Skidish Media to provide certain consulting services to the Company. The term will be for 12 months, commencing on the Effective Date. The fee for such services will be $25,000 per month with an initial grant of 20,000 shares of Company common stock.

We may accept investments from other investors who can provide strategic support to our operations and/or make a significant investment, and the basis for any such investments may be on the basis of valuations that are significantly lower than the valuation in this offering or the Acacia investment.

OVERVIEW OF SELECT CRYPTOCURRENCY INDUSTRIES AND MARKETS

Introduction to Bitcoins, Ethereum, Litecoins, and the Blockchain

Bitcoin

A Bitcoin is a decentralized digital currency that is issued by, and transmitted through, an open source, public, digital protocol platform using cryptographic security that is known as the Bitcoin Network. The Bitcoin Network is an online, peer-to-peer user network that hosts the public transaction ledger, known as the Blockchain, and the source code that comprises the basis for the cryptography and digital protocols governing the Bitcoin Network. No single entity owns or operates the Bitcoin Network, the infrastructure of which is collectively maintained by a decentralized user base. Bitcoins can be used to pay for goods and services or can be converted to fiat currencies, such as the U.S. Dollar, at rates determined on Bitcoin Exchanges or in individual end-user-to-end-user transactions under a barter system.

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Bitcoin’s digital protocol verifies transactions through a process known as mining See “Bitcoin Mining and Creation of New Bitcoins” in more detail below. The mining of Bitcoins rewards users who verify transactions over time at a decreasing rate incrementally.
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This digital protocol allows there to be a controlled supply of Bitcoin in the long term that is finite at twenty-one million Bitcoins. Currently there are over sixteen and a half million Bitcoins in circulation.
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Bitcoins mining protocol works on a proof-of-work (PoW) consensus system. This means that a certain amount of computer power and verification is needed for a transaction to be considered valid by the Bitcoin Blockchain. Once the set amount of “work” is completed, and all necessary conditions are met, the transaction is approved and executed.

Ethereum

Ethereum is a decentralized digital currency that is issued by, and transmitted though, an open-source, public, blockchain-based distributed computing platform featuring smart contract (scripting) functionality. The Ethereum Network is an online, peer-to-peer user network that hosts the public transaction ledger, known as the Blockchain, and the source code that comprises the basis for the cryptography and digital protocols governing the Ethereum Network. No single entity owns or operates the Ethereum Network, the infrastructure of which is collectively maintained by a decentralized user base. Ethereum’s token called “Ether” can be used to pay for goods and services or can be converted to fiat currencies, such as the U.S. Dollar, at rates determined on Ethereum exchanges or in individual end user to end user transactions under a barter system. It also provides a decentralized Turing-complete virtual machine, the Ethereum Virtual Machine (“EVM”), which can execute scripts using an international network of public nodes. Ethereum differs from Bitcoin in the following ways:

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The Ethereum Network aims to process a block every 14 to 15 seconds, rather than Bitcoin's 10 minutes, which its developers claim allows for faster transaction confirmation.
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Ether is mined on a proof-of-stake (PoS) consensus system, unlike Bitcoin, which is mined on a proof-of-work (PoW) consensus system.

Proof-of-stake is a mining criteria similar to proof-of-work in that it verifies users’ transactions, however, it involves pledging or backing a portion of your ether as a way to vouch for a transactions validity.
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Ethereum releases the same amount of Ether each year ad infinitum, whereas Bitcoin has an overall supply cap of twenty-one million.
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Ethereum has a different method for costing transactions depending on their computational complexity, bandwidth use, and storage needs, which is called “Gas” and is limited per block. Bitcoin transactions compete equally with each other, and are limited by the block size.
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Ethereum has its own Turing complete internal code, which means that it can implement a programmable contract. A contract is essentially an automated agent that lives on the Ethereum Network, has an Ethereum address and balance, and can send and receive transactions. A contract is “activated” every time someone sends a transaction to it, at which point it runs its code, possibly modifying its internal state or even sending some transactions, and then shuts down.

Litecoin

Litecoin is a decentralized digital currency that is issued by, and transmitted though, an open-source, public, digital protocol platform using cryptographic security that is known as the Litecoin Network. The Litecoin Network is an online, peertopeer user network that hosts the public transaction ledger, known as the Blockchain, and the source code that comprises the basis for the cryptography and digital protocols governing the Litecoin Network. No single entity owns or operates the Litecoin Network, the infrastructure of which is collectively maintained by a decentralized user base. Litecoins can be used to pay for goods and services or can be converted to fiat currencies, such as the U.S. Dollar, at rates determined on Litecoin exchanges or in individual end user to end user transactions under a barter system. Litecoin differs from Bitcoin in three key ways:

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The Litecoin Network aims to process a block every 2.5 minutes, rather than Bitcoin's 10 minutes, which its developers claim allows for faster transaction confirmation.
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Litecoin uses scrypt in its proof-of-work algorithm, a sequential memory-hard function requiring asymptotically more memory than an algorithm that is not memory-hard. This means that, unlike Bitcoin mining, Litecoin mining relies on RAM (random access memory) size instead of raw processing power alone.
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To highlight the difference in hashing power (mining power), as of October 16, 2017, the total hashing rate of the Bitcoin Network is over 11,000,000 Terra Hashes per second, while Litecoin is just 20 Tera Hashes per second.
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The Litecoin Network will produce 84 million Litecoins, or four times as many currency units as will be issued by the Bitcoin Network.

Blockchain

Cryptocurrencies are “stored” or reflected on a digital transaction ledger known as the “Blockchain,” which is a digital file stored in a decentralized manner on the computers of each Bitcoin Network (or other network) user. The Blockchain records the transaction history of all cryptocurrencies in existence and, through the transparent reporting of transactions, allows the cryptocurrency networks to verify the association of each cryptocurrency with the digital wallet that owns them. The cryptocurrency networks and cryptocurrency software programs can interpret the Blockchain to determine the exact cryptocurrency balance, if any, of any digital wallet listed in the Blockchain as having taken part in a transaction on the cryptocurrency network.

The Blockchain comprises a digital file, downloaded and stored, in whole or in part, on all cryptocurrency users’ software programs. The file includes all blocks that have been solved by miners and is updated to include new blocks as they are solved. As each newly solved block refers back to and “connects” with the immediately prior solved block, the addition of a new block adds to the Blockchain in a manner similar to a new link being added to a chain. Because each new block records outstanding cryptocurrency transactions, and outstanding transactions are settled and validated through such recording, the Blockchain represents a complete, transparent and unbroken history of all transactions on the Bitcoin Network.

Each cryptocurrency transaction is broadcast to the cryptocurrency network and recorded in the Blockchain. The cryptocurrency network is decentralized and does not rely on either governmental authorities or financial institutions to create, transmit or determine the value of cryptocurrency. Rather, cryptocurrency is created and allocated by the cryptocurrency network protocol through a “mining” process subject to a strict, well-known issuance schedule. The value of cryptocurrency is determined by the supply of and demand for the cryptocurrency in the respective cryptocurrency exchange market (and in private end -user -to- end -user transactions), as well as the number of merchants that accept them. As Bitcoin transactions can be broadcast to the Bitcoin network by any user’s cryptocurrency software and cryptocurrency can be transferred without the involvement of intermediaries or third parties, there are little or no transaction costs in direct peer -to -peer transactions on cryptocurrency networks. Third-party service providers such as cryptocurrency exchanges and cryptocurrency third -party payment processing services may charge significant fees for processing transactions and for converting, or facilitating the conversion of, cryptocurrency to or from fiat currency.

Overview of the Bitcoin Network’s Operations

The Bitcoin Network, Ethereum Network, and Litecoin Network are similar in operations, and thus, the Bitcoin overview and explanations are equally applicable to the Ethereum and Litecoin Networks.

In order to own, transfer, or use Bitcoins, a person generally must have Internet access to connect to the Bitcoin Network. Bitcoin transactions between parties occur rapidly (typically between a few seconds and a few minutes) and may be made directly between end -users without the need for a third- party intermediary, although there are entities that provide third -party intermediary services. To prevent the possibility of double- spending a single Bitcoin, each transaction is recorded, time stamped and publicly displayed in a “block” in the publicly available Blockchain. Thus, the Bitcoin Network provides confirmation against double- spending by memorializing every transaction in the Blockchain, which is publicly accessible and downloaded in part or in whole by all users’ Bitcoin Network software programs as described below. This memorialization and verification against double- spending is accomplished through the Bitcoin mining process, which adds “blocks” of data, including recent transaction information, to the Blockchain.

Summary of a Bitcoin Transaction

In a Bitcoin transaction between two parties, the following circumstances must be in place: (i) the party seeking to send Bitcoins must have a digital wallet and the Bitcoin Network must recognize that digital wallet as having sufficient Bitcoins for the spending transaction, (ii) the receiving party must have a digital wallet and (iii) the spending party must have internet access with which to send its spending transaction.

Next, the receiving party must provide the spending party with its wallet’s digital address, an identifying series of 27 to 34 alphanumeric characters that represents the wallet’s routing number on the Bitcoin Network and allows the Blockchain to record the sending of Bitcoins to that wallet. The receiving party can provide this address to the spending party in alphanumeric format or an encoded format such as a Quick Response Code (commonly known as a QR Code), which may be scanned by a smartphone or other device to quickly transmit the information.

After the provision of the receiving wallet’s digital address, the spending party must enter the address into its Bitcoin software program along with the number of Bitcoins to be sent. The number of Bitcoins to be sent will typically be agreed upon between the two parties based on a set number of Bitcoins or an agreed-on conversion of the value of fiat currency to Bitcoins. Most Bitcoin software programs also allow, and often suggest, the payment of a transaction fee (also known as a miner’s fee). Transaction fees are not required to be included by many Bitcoin software programs, but, when they are included, they are paid by the spending party on top of the specified amount of Bitcoins being sent in the transaction. Transaction fees, if any, are typically a fractional number of Bitcoins (for example, 0.005 or 0.0005 Bitcoins) and are automatically transferred by the Bitcoin Network to the Bitcoin miner that solves and adds the block recording the spending transaction on the Blockchain. See below “Bitcoin Mining and Creation of New Bitcoins.”

After the entry of the wallet’s digital address, the number of Bitcoins to be sent and the transaction fees, if any, to be paid, the spending party will transmit the spending transaction. The transmission of the spending transaction results in the creation of a data packet by the spending party’s Bitcoin software program. The data packet includes data showing (i) the destination digital wallet’s address, (ii) the number of Bitcoins being sent, (iii) the transaction fees, if any, and (iv) the spending party’s digital signature, verifying the authenticity of the transaction. The data packet also includes references called “inputs” and “outputs,” which are used by the Blockchain to identify the source of the Bitcoins being spent and record the flow of Bitcoins from one transaction to the next transaction in which the Bitcoins are spent. The digital signature exposes the spending party’s digital wallet address and public key to the Bitcoin Network, though, for the receiving party, only its digital wallet address is revealed. The spending party’s Bitcoin software will transmit the data packet onto the decentralized Bitcoin Network, resulting in the propagation of the information among the software programs of Bitcoin users across the Bitcoin Network for eventual inclusion in the Blockchain. Typically, the data will spread to a vast majority of Bitcoin miners within the course of less than one minute.

As discussed in greater detail below in “Bitcoin Mining and Creation of New Bitcoins,” Bitcoin miners record transactions when they solve for and add blocks of information to the Blockchain. When a miner solves for a block, it creates that block, which includes data relating to (i) the solution to the block, (ii) a reference to the prior block in the Blockchain to which the new block is being added and (iii) all transactions that have occurred but have not yet been added to the Blockchain. The miner becomes aware of outstanding, unrecorded transactions through the data packet transmission and propagation discussed above. Typically, Bitcoin transactions will be recorded in the next chronological block if the spending party has an internet connection and at least one minute has passed between the transaction’s data packet transmission and the solution of the next block. If a transaction is not recorded in the next chronological block, it is usually recorded in the next block thereafter.

Bitcoin transactions that are micropayments (typically, less than 0.01 Bitcoins) and that do not include transaction fees to miners are currently deprioritized for recording; meaning that, depending on Bitcoin miner policies, these transactions may take longer to record than typical transactions if the transactions do not include a transaction fee. Additionally, transactions initiated by spending wallets with poor connections to the Bitcoin Network (i.e., few or poor-quality connections to nodes or “supernodes” that relay transaction data) may be delayed in the propagation of their transaction data and, therefore, transaction recording on the Blockchain. Finally, to the extent that a miner chooses to limit the transactions it includes in a solved block (whether by the payment of transaction fees or otherwise), a transaction not meeting that miner’s criteria will not be included.

To the extent that a transaction has not yet been recorded, there is a greater chance that the spending wallet can double -spend the Bitcoins sent in the original transaction. If the next block solved is by an honest miner not involved in the attempt to double -spend Bitcoin and if the transaction data for both the original and double -spend transactions have been propagated onto the Bitcoin Network, the transaction that is received with the earlier time stamp will be recorded by the solving miner, regardless of whether the double -spending transaction includes a larger transaction fee. If the double -spend transaction propagates to the solving miner and the original transaction has not, then the double- spending has a greater chance of success. As a result of the high difficulty in successfully initiating a double spend without the assistance of a coordinated attack, the probability of success for a double -spend transaction attempt is limited. See “Double -Spending and the Bitcoin Network Confirmation System” and “Forms of Attack Against the Bitcoin Network” below.

Upon the addition of a block included in the Blockchain, the Bitcoin software program of both the spending party and the receiving party will show confirmation of the transaction on the Blockchain and reflect an adjustment to the Bitcoin balance in each party’s digital wallet, completing the Bitcoin transaction. Typically, Bitcoin software programs will automatically check for and display additional confirmations of six or more blocks in the Blockchain. See “Double- Spending and the Bitcoin Network Confirmation System” below.

Bitcoin Mining and Creation of New Bitcoins

Mining Process

The “mining process” or “mining” is the process by which Bitcoins are created and Bitcoin transactions are verified. To begin mining, a user, or “miner,” can download and run a mining client, which, like regular Bitcoin Network software programs, turns the user’s computer into a “node” on the Bitcoin Network that validates blocks. Bitcoin transactions are recorded in new blocks that are added to the Blockchain and new Bitcoins being issued to the miners. Miners, through the use of the Bitcoin software program, engage in a set of prescribed complex mathematical calculations in order to add a block to the Blockchain and thereby confirm Bitcoin transactions included in that block’s data.

Most Bitcoin transactions are recorded in blocks added to the Blockchain. Each block contains the details of some or all of the most recent transactions that are not memorialized in prior blocks, as well as a record of the award of Bitcoins to the miner who added the new block. In order to add blocks to the Blockchain, a miner must map an input data set (i.e., the Blockchain, plus a block of the most recent Bitcoin Network transactions and an arbitrary number called a “nonce”) to a desired output data set of a predetermined length (the “hash value”) using the SHA256 cryptographic hash algorithm. Each unique block can only be solved and added to the Blockchain by one miner; therefore, all individual miners and mining pools on the Bitcoin Network are engaged in a competitive process of constantly increasing their computing power to improve their likelihood of solving for new blocks. As more miners join the Bitcoin Network and its processing power increases, the Bitcoin Network adjusts the complexity of the block solving equation to maintain a predetermined pace of adding a new block to the Blockchain approximately every ten minutes.

A miner’s proposed block is added to the Blockchain once a majority of the nodes on the Bitcoin Network confirms the miner’s work. Miners that are successful in adding a block to the Blockchain are automatically awarded Bitcoins for their effort plus any transaction fees paid by transferors whose transactions are recorded in the block. This reward system is the method by which new Bitcoins enter into circulation to the public.

Incentives for Mining

As noted above, miners that are successful in adding a block to the Blockchain are automatically awarded Bitcoins for their effort. Given the increasing difficulty of the target established by the Bitcoin Network, current miners are required to invest in expensive mining devices with adequate processing power to hash at a competitive rate. The first wave of mining devices used central processing units (CPUs) used in standard home computers. Miners soon discovered that graphic processing units (GPUs) provided them with more processing power and the second wave of miners entered the Bitcoin Network. Today, the Bitcoin Network is well into a third wave of mining devices, which consist of mining computers that are designed solely for mining purposes. Such devices include ASIC (application specific integrated circuit) machines built specifically for Bitcoin mining by specialized companies. These new computers are significantly more expensive than standard home computers. Miners also incur substantial electricity costs in order to continuously power and cool their devices while solving for a new block.

The Bitcoin Network is designed in such a way that the reward for adding new blocks to the Blockchain decreases over time and the production (and reward) of Bitcoins will eventually cease. Once such incentive mechanism ceases to be profitable, miners will only have transaction fees to incentivize them and as a result, it is expected that miners will need to be better compensated with higher transaction fees to ensure that there is adequate incentive for them to continue mining.

Mining Pools

The significant increase in the number of miners and the increasing in mining capacity have radically increased the difficulty of finding a valid hash since the first block was mined. In some respects, hashing is akin to a mathematical lottery, and miners that have devices with greater processing power (i.e., the ability to make more hash calculations per second) are more likely to be successful miners. Currently, the likelihood that an individual acting alone will be able to be awarded a Bitcoin is extremely low. As a result, mining “pools” have developed in which multiple miners act cohesively and combine their processing power to solve blocks. When a pool solves a new block, the pool operator receives the Bitcoin and, after taking a nominal fee, splits the resulting reward among the pool participants based on the processing power they each contributed to solve for such block. Mining pools provide participants with access to smaller, but steadier and more frequent, Bitcoin payouts.

Cryptographic Security Used in the Bitcoin Network

Public and Private Keys

All transactions on the Bitcoin Network are secured using public key cryptography, a technique which underpins many online transactions. Public key cryptography works by generating two mathematically related keys (one a public key and the other a private key). One of these, the private key, is retained in the individual’s wallet and the other key is made public and serves as the address to which a Bitcoin can be transferred and from which money can be transferred by the owner of the Bitcoin wallet. In the case of Bitcoin transactions, the public key is an address (a string of letters and numbers) that is used to encode payments, which can then only be retrieved with its associated private key, and is used to authorize the transaction. In other words, the payor uses his private key to approve any transfers to a recipient’s account. Users on the Bitcoin Network can confirm that the user signed the transaction with the appropriate private key, but cannot reverse engineer the private key from the signature.

Double Spending and the Bitcoin Network Confirmation System

To ensure the integrity of Bitcoin transactions from the recipient’s side (i.e., to prevent double spending by a payor), every Bitcoin transaction is broadcast to the Bitcoin Network and recorded in the Blockchain through the “mining process” (defined above), which timestamps the transaction and memorializes the change in the ownership of the Bitcoin(s) transferred. Adding a block to the Blockchain requires Bitcoin “miners” (defined below) to exert significant computational effort to verify it is a valid transaction. Requiring this computational effort, or “proof of work,” prevents a malicious actor from either adding fraudulent blocks to generate Bitcoins (i.e., counterfeit Bitcoins) or overwriting existing valid blocks to reverse its prior transactions.

A transaction in Bitcoins between two parties is recorded in the Blockchain in a block only if that block is accepted as valid by a majority of the nodes on the Bitcoin Network. Validation of a block is achieved by confirming the cryptographic hash value included in the block’s solution and by the block’s addition to the longest confirmed Blockchain on the Bitcoin Network. For a transaction, inclusion in a block on the Blockchain constitutes a “confirmation” of the Bitcoin transaction. As each block contains a reference to the immediately preceding block, additional blocks appended to and incorporated into the Blockchain constitute additional confirmations of the transactions in such prior blocks, and a transaction included in a block for the first time is confirmed once against double spending. The layered confirmation process makes changing historical blocks (and reversing transactions) exponentially more difficult the further back one goes in the Blockchain. Bitcoin Exchanges and users can set their own threshold as to how many confirmations are required until funds from the transferor are considered valid. However, statistically speaking, a transaction is virtually final after six confirmations as it would be extremely difficult to challenge the validity of the transaction at that point.

At this point in the evolution of the Bitcoin Network, Bitcoin transactions are considered irreversible. Once a transaction appears in the Blockchain, no one has the authority to reverse it. If someone were to attempt to undo a past transaction in a block recorded on the Blockchain, such individual would have to exert tremendous processing power in a series of complicated transactions that may not be achieved at this point in the Bitcoin Network’s development.

Mathematically Controlled Supply

The supply of new Bitcoins is mathematically controlled in a manner so that the number of Bitcoins grows at a limited rate pursuant to a preset schedule. The number of Bitcoins awarded for solving a new block is automatically halved after every 210,000 blocks are added to the Blockchain. Currently, the fixed reward for solving a new block is 12.5 Bitcoins per block and this is expected to decrease by half to become 6.25 Bitcoins after the next 210,000 blocks have entered the Bitcoin Network, which is expected to be July 2020. This deliberately controlled rate of Bitcoin creation means that the number of Bitcoins in existence will increase at a controlled rate until the number of Bitcoins in existence reaches the predetermined 21 million Bitcoins. According to www.coinmarketcap.com, as of September 29, 2017, approximately 16.30 million Bitcoins have been mined, and estimates of when the 21 million Bitcoin limitation will be reached range up to the year 2140.

In the case of Ethereum (Ether), according to www.coinmarketcap.com, the total supply of Ether and its rate of issuance was decided by the donations gathered during the 2014 presale. At its inception, sixty million Ether were created to contributors of the presale. From there on, five Ether are created every block that is mined which is in turn rewarded to the miner of the transaction. As stated before, this allows the supply of Ether to grow ad infinitum in contrast to Bitcoin’s limited supply of twenty-one million. As of October 26, 2017, there are 95.3 million Ether in circulation.

Litecoins supply control structure is extremely similar to Bitcoin in that it is capped at a finite amount that is four times that of Bitcoin (84 million). The mining reward is also similar in that it is halved every 840,000 blocks in comparison to Bitcoins halving every 210,000 blocks. According to www.coinmarket.com, as of October 26, 2017, there are 53.5 million Litecoins in circulation.

Modifications to the Bitcoin Protocol

Bitcoin is an open source project (i.e., a product whose source code is freely available to the public and that utilizes crowdsourcing to identify possible issues, problems and defects) with no official developer or group of developers that controls the Bitcoin Network. However, the Bitcoin Network’s development is overseen by a core group of developers including those employed by MIT Media Lab’s Digital Currency Initiative (the “Core Developers”). The Core Developers are able to access and can alter the Bitcoin Network source code and, as a result, they are responsible for quasi official releases of updates and other changes to the Bitcoin Network’s source code. The release of updates to the Bitcoin Network’s source code does not guarantee that the updated will be automatically adopted. Users and miners must accept any changes made to the Bitcoin source code by downloading the proposed modification of the Bitcoin Network’s source code. A modification of the Bitcoin Network’s source code is only effective with respect to the Bitcoin users and miners who download it. If a modification is accepted only by a percentage of users and miners, a division in the Bitcoin Network will occur such that one network will run the premodification source code and the other network will run the modified source code. Such a division is known as a “fork” in the Bitcoin Network. See “Risk Factors Related to Cryptocurrency Networks and Cryptocurrency.” The acceptance of Bitcoin Network software patches or upgrades by a significant, but not overwhelming, percentage of the users and miners in the Bitcoin Network could result in a “fork” in the Blockchain, resulting in the operation of two separate networks.” Consequently, as a practical matter, a modification to the source code only becomes part of the Bitcoin Network if accepted by participants collectively having a majority of the processing power on the Bitcoin Network.

Core Development of the Bitcoin source code has increasingly focused on modifications of the Bitcoin protocol to allow nonfinancial and next generation uses (sometimes referred to as Bitcoin 2.0 projects). These uses include smart contracts and distributed registers built into, built atop or pegged alongside the Blockchain. For example, the white paper for Blockstream, a company of which Core Developers Pieter Wuille and Gregory Maxwell are a part, calls for the use of “pegged sidechains” to develop programming environments that are built within block chain ledgers that can interact with and rely on the security of the Bitcoin Network and Blockchain, while remaining independent thereof. The Trust’s activities will not directly relate to Bitcoin 2.0 projects, though Bitcoin 2.0 projects may utilize Bitcoins as tokens for the facilitation of their nonfinancial uses, thereby potentially increasing demand for Bitcoins and the utility of the Bitcoin Network as a whole. Conversely, Bitcoin 2.0 projects that operate and are built within the Blockchain may increase the data flow on the Bitcoin Network and could either “bloat” the size of the Blockchain or slow confirmation times. At this time, Bitcoin 2.0 projects remain in early stages and have not been materially integrated into the Blockchain or Bitcoin Network.

Bitcoin Value

Bitcoins are not a fiat currency (i.e., a currency that is backed by a central bank or a national, supranational or quasinational organization) and are not backed by hard assets or other credit. As a result, the value of Bitcoins is currently determined by the value that various market participants place on Bitcoins through their transactions.

According to www.coinmarketcap.com, the current value, as of October 26, 2017, of Bitcoin is U.S. $5,927.27, of Ethereum is U.S. $299.11, and of Litecoin is U.S. $56.57.

Exchange Valuation

Due to the peer-to-peer framework of the Bitcoin Network and the protocols thereunder, transferors and recipients of Bitcoins are able to determine the value of the Bitcoins transferred by mutual agreement or barter with respect to their transactions. As a result, the most common means of determining the value of a Bitcoin is by surveying one or more Bitcoin Exchanges where Bitcoins are bought, sold, and traded. On each Bitcoin Exchange, Bitcoins are traded with publicly disclosed valuations for each transaction, measured by one or more fiat currencies such as the U.S. Dollar or the Chinese Yuan.

Numerous factors have impacted the value of Bitcoins. For example, historically, a large percentage of the global Bitcoin trading volume occurred on self-reported, unregulated exchanges in China, thus the Bitcoin exchange industry in China has had an impact on the value of Bitcoins in the past. In January 2017, when transaction fees for Bitcoin was implanted, the effect was a reduction in the volume traded on Chinese exchanges and changed the global liquidity profile for Bitcoins, which put downward pressure on the valuation. On September 15, 2017, when Chinese authorities banned Bitcoin sales and local exchanges under regulatory pressure, the price fell as low as $2,972—a drop of 40% from a high of just below $5,000 earlier that month—before recovering to about $3,600 in the afternoon.

In September 2017, Russian authorities stated the intent to ban cryptocurrency. In the same month, Japan issued operating licenses to eleven new Bitcoin exchanges. As of October 16, 2017, Bitcoin’s price had increased to over $5,600.

October 10, 2017, there was a reported flash crash of Bitcoin, but only one exchange is reported to have logged it.

However, the main driving force behind bitcoin’s value has to do with supply and demand. The price fluctuation of bitcoin is similar to that of securities. When there is skepticism in the market, such as with the 2017 China crackdown, people decide to capitalize on their already materialized gains and sell. This causes more people to sell and the price resultantly drops. The opposite occurs when there are positive developments in the market. When a company or corporation begins accepting bitcoin as payment, or makes investments in the blockchain, players in the market view this in a similar way to a positive earnings report from a public company. Buy orders flood the exchanges thus driving the price up. What we have seen in the market recently with bitcoin hitting all-time highs is also similar to securities markets.

What we have seen in recent years is a boom in the number of exchanges and merchants as well. Compared to previous years, there are more places than ever to buy sell and trade bitcoin (among other cryptocurrencies). This trajectory towards a more “mainstream” acceptance has contributed to bitcoins success dramatically.

Forms of Attack Against the Bitcoin Network

Exploitation of Flaws in the Bitcoin Network’s Source Code

As with any other computer code, flaws in the Bitcoin Network source code have been exposed by certain malicious actors. Several errors and defects have been found and corrected, including those that disabled some functionality for users, exposed users’ information, or allowed users to create multiple views of the Bitcoin Network. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create money in contravention of known Bitcoin Network rules have been relatively rare. For example, in 2010, a hacker or group of hackers exploited a flaw in the Bitcoin Network source code that allowed them to generate 184 billion Bitcoins in a transaction and send them to two digital wallet addresses. However, the Bitcoin community and developers identified and reversed the manipulated transactions within approximately three hours, and the flaw was corrected with an updated version of the Bitcoin protocol.

The Core Developers, in conjunction with other developers and miners, work continuously in an attempt to ensure that flaws are quickly fixed or removed. Because open source codes rely on transparency to promote community sourced identification and solution of problems within the code, such flaws have been discovered and quickly corrected by the Core Developers or the Bitcoin community.

Greater than 50% of Network Computational Power

A malicious actor can structure an attack after such actor gains control of more than half of the Bitcoin Network’s processing power or “hashrate.” During May and June 2014, mining pool GHash.io’s hashing power approached 50% of the processing power on the Bitcoin Network. During a brief period in early June, the mining pool may have controlled in excess of one half of the Bitcoin Network’s processing power. Although no malicious activity or abnormal transaction recording was observed, the incident establishes that it is possible that a substantial mining pool may accumulate close to or more than a majority of the processing power on the Bitcoin Network.

If a malicious actor acquired sufficient computational power necessary to control the Bitcoin Network, among other things, it would be able to reverse transactions and possibly engage in double spending, or prevent some or all transactions from being confirmed, and prevent some or all other miners from mining any valid new blocks. A number of computer scientists and cryptographers believe that the immense collective processing power of the Bitcoin Network makes it impracticable for an actor to gain control of computers representing a majority of the processing power on the Bitcoin Network.

Cancer Nodes

Cancer nodes are fake Bitcoin nodes, which a malicious actor sets up to either place connecting users on a separate network or disconnect them from all networks. This form of attack involves a malicious actor propagating “cancer nodes” to isolate certain users from the legitimate Bitcoin Network. A target user who is surrounded by such cancer nodes would be placed on a separate “network,” allowing the malicious actor to relay only blocks created by the separate network and thus opening the target user to double spending attacks. By using cancer nodes, a malicious actor can also disconnect the target user from the Bitcoin economy entirely by refusing to relay any blocks or transactions. Bitcoin software programs make these attacks more difficult by limiting the number of outbound connections through which users are connected to the Bitcoin Network.

Double Spending Risks

A malicious actor may attempt to double spend Bitcoins by manipulating the formation of the Blockchain rather than through control of the Bitcoin Network. Variations of this form of attack include the “Finney attack,” “race attack” and “vector76 attack.” In this type of attack, a miner creates a valid new block containing a double- spend transaction and schedules the release of such attack block so that it is added to the Blockchain before a target user’s legitimate transaction can be included in a block. All double -spend attacks require that the miner sequence and execute the steps of its attack with sufficient speed and accuracy. Typically, transactions that allow for a zero confirmation acceptance tend to be prone to these types of attacks. Users and merchants can reduce the risk of a double -spend attack by waiting for multiple confirmations from the Bitcoin Network before settling a transaction. These attacks require extensive coordination and are very expensive. Accordingly, traders and merchants may still execute instantaneous, low- value transactions without confirmation, because it is generally agreed that a malicious miner would be unwilling to carry out a double -spend attack for low- value transactions. Users and merchants can take additional precautions by adjusting their Bitcoin Network software programs to connect only to other well connected nodes and to disable incoming connections. These precautions reduce the risk of double- spend attacks involving manipulation of a target’s connectivity to the Bitcoin Network (as is the case with vector76 and race attacks).

Market Participants

Miners

Miners range from Bitcoin enthusiasts to professional mining operations that design and build dedicated machines and data centers, but the vast majority of mining is now undertaken by mining pools. See “—Bitcoin Mining and Creation of New Bitcoins” above.

Investment and Speculative Sector

This sector includes the investment and trading activities of both private and professional investors and speculators. These participants range from hedge funds such as Jersey- based Global Advisors (Jersey) Limited (GABI) to day traders who invest in Bitcoins by trading on Bitcoin Exchanges such as Luxembourg -based Bitstamp and Hong Kong -based Bitfinex. See “Bitcoin Exchange Market” below.

Historically, larger financial services institutions are publicly reported to have limited involvement in investment and trading in Bitcoin. In December 2013, Wedbush Securities and Bank of America Merrill Lynch released preliminary research reports on Bitcoin as both a payment tool and investment vehicle. Additionally, in December, the Federal Reserve Bank of Chicago released a primer on Bitcoin prepared by a senior economist. In early 2014, Fitch Ratings, Goldman Sachs, JPMorgan Chase, PricewaterhouseCoopers, UBS Securities and Wedbush Securities, among others, released additional research reports analyzing Bitcoin on the basis of Bitcoin value, technological innovation or payment system mechanics. In December 2014, the Federal Reserve Board’s Divisions of Research & Statistics and Monetary Affairs released an analysis of the Bitcoin Network’s transaction system and the Bitcoin Exchange Market’s economics. In 2015, the following eight banking giants become involved in Bitcoin and blockchain technology, BNP Paribas, Société Générale, Citibank, UBS, Barclays, Goldman Sachs, Banco Santander, Standard Chartered. In addition, institutions including Alliance Bernstein, Goldman Sachs and KPMG issued further research reports. Additionally, institutions including Goldman Sachs, Citi, NASDAQ, Visa, Mastercard, CME Group, CIBC, Fortress Investment Group, J.P. Morgan, The Depository Trust & Clearing Corporation and The PNC Financial Services Group made, or proposed to make, direct or indirect investments in Bitcoins or the Bitcoin ecosystem. In 2016, this list grew to include ABN AMRO, Accenture, ASX Limited, Broadridge Financial Solutions, Deutsche Börse Group, ICAP, AXA Strategic Ventures, Bank of Tokyo Mitsubishi UFJ, Thomson Reuters, and Wells Fargo.

The current environment surrounding bitcoins is speculative, with large financial institutions taking both sides on the viability of the cryptocurrency industry. In 2017, Goldman Sachs published a report focused on cryptocurrency in which it suggests that clients should be keeping a closer eye on the market. On the other hand, JP Morgan’s CEO has come out vocally against the cryptocurrency industry, while at the same time supporting the application of blockchain technology.

Retail Sector

The retail sector includes users transacting in direct peer to peer Bitcoin transactions through the direct sending of Bitcoins over the Bitcoin Network. The retail sector also includes transactions between consumers paying for goods or services from commercial or service businesses through direct transactions or third-party service providers such as BitPay, Coinbase, and GoCoin. BitPay, Coinbase, and GoCoin provide a merchant platform for instantaneous transactions whereby the consumer sends Bitcoins to BitPay, Coinbase, or GoCoin, which then provides either the Bitcoins or the cash value thereof to the commercial or service business utilizing the platform. PayPal, Square, and Shopify are examples of traditional merchant payment processors or merchant platforms that have also added Bitcoin payment options for their merchant customers. Payment processing through Bitcoin typically reduces the transaction cost for merchants, relative to the costs paid for credit card transaction processing.

Service Sector

The service sector is the sector in which our company will operate. This sector includes companies that provide a variety of services including the buying, selling, payment processing, and storing of Bitcoins. Bitfinex, Bitstamp, and OKCoin are three of the largest Bitcoin Exchanges in the world. BTCC, Huobi and OKCoin are large Bitcoin Exchanges based in China that primarily feature trading of Bitcoins for Chinese Yuan. Coinbase is a multiservice financial institution that provides digital wallets that store Bitcoins for users and also serves as a retail gateway whereby users can purchase Bitcoins for fiat currency. Coinbase, BitPay, BitPagos, and GoCoin are examples of Bitcoin payment processors that allow merchants to accept Bitcoins as payment. As the Bitcoin Network continues to grow in acceptance, it is anticipated that service providers will expand the currently available range of services and that additional parties will enter the service sector for the Bitcoin Network. For example, Bitcoin custodian Xapo was the first Bitcoin company to propose and provide a Bitcoin debit card service that could permit simpler point of sale merchant transactions denominated in Bitcoins. Meanwhile, BitGo, a Bitcoin custodian and digital wallet, has pioneered the use of “multisignature” storage as an enhanced security feature to retail and enterprise clients.

Bitcoin Market

Global Bitcoin Market

Global trade in Bitcoins consists of individual end user to end user transactions, together with facilitated exchange based Bitcoin trading. A limited market currently exists for Bitcoin based derivatives. There is currently no reliable data on the total number or demographic composition of users or miners on the Bitcoin Network.

Bitcoin Exchange Market

Online Bitcoin Exchanges represent a substantial percentage of Bitcoin buying and selling activity and provide the most data with respect to prevailing valuations of Bitcoins. Currently, there are several Bitcoin Exchanges operating worldwide. These exchanges include established exchanges such as Bitstamp, GDAX (formerly known as Coinbase Exchange), and Bitfinex, which provide a number of options for buying and selling Bitcoins. Among the Bitcoin Exchanges eligible for inclusion in the Index, domicile, regulation, and legal compliance varies.

Dark Pools

In addition to open online Bitcoin Exchanges, there are “dark pools,” which are Bitcoin trading platforms that do not publicly report Bitcoin trade data. Market participants have the ability to execute large block trades on a dark pool without revealing those trades and the related price data to the public Bitcoin Exchange Market, although any withdrawal from or deposit to a dark pool platform may be recorded on the Blockchain. Tradehill is an example of one such institutional dark pool, although it halted operations in August 2013 to allow for regulatory compliance upgrades. Genesis also operates a form of dark pool through a trading desk that buys and sells large blocks of Bitcoins without publicly reporting trade data. Informal dark pools are currently believed to exist, particularly among wholesale buyers of Bitcoin and Bitcoin mining groups that obtain large supplies of Bitcoin through mining. Such informal dark pools function as a result of the peer-to-peer nature of the Bitcoin Network, which allows direct transactions between any seller and buyer. As the Bitcoin Exchange Market and Bitcoin dark pools have a limited history, it is difficult to estimate the impact of dark pools on the Bitcoin Exchange Market.

Goods and Services

Bitcoins increasingly can be used to purchase goods and services, either online or at physical locations. While reliable data is not readily available on the retail and commercial market penetration of the Bitcoin Network, there are numerous indications of its increasing acceptance. For example, the Bitcoin payment processors Bitpay and Coinbase publicly represent that over 100,000 businesses and organizations are now using those processors’ services to accept Bitcoin payments. Additionally, PayPal announced that it would allow merchants that use its payment processing services to accept Bitcoin. A wide range of industries now accept Bitcoins as a form of payment. Additionally, for-profit internet-based companies such as Microsoft, WordPress, Reddit, Zynga, Expedia, Dell, TigerDirect.com and Overstock.com, as well as non-profit institutions such as Khan Academy and charitable organizations such as the Red Cross have received attention for accepting donations in Bitcoins.

While Bitcoin and BitPay currently dominate the area of goods and services, there are still businesses like CoinPayments.net and GoCoin.com which allow merchants to accept other cryptocurrencies such as Ethereum and Litecoin. Even though the acceptance of Litecoin and Ethereum is lesser than that of Bitcoin, the use as currency for each has grown more and more each year. Overstock.com not only accepts Bitcoin but Litecoin and Ethereum as well. Large enterprises such as Cisco Systems have become involved with smaller cryptocurrencies such as Ethereum, as evidenced by joining the Enterprise Ethereum Alliance in early 2017.The Enterprise Ethereum Alliance connects Fortune 500 enterprises, startups, academics, and technology vendors with Ethereum subject matter experts.

End User to End User

The Bitcoin end user to end user ecosystem operates on a continuous, 24 hour per day basis. This is accomplished through decentralized peer to peer transactions between parties on a principal to principal basis.

All risks and issues of credit are between the parties directly involved in the transaction. Liquidity can change from time to time during the course of a 24-hour trading day. The Bitcoin Network rules that require transaction fees are generally not enforced, therefore transaction costs, if any, are negotiable between the parties and may vary widely, although, where transaction fees are included, they are paid by the sending party in a Bitcoin transaction. These transactions occur remotely through the internet, and in-person through forums. There are currently no official designated market makers for Bitcoins and hence no standard transaction sizes, bid-offer spreads or typical known cost per transaction. Bitzumi is intended to create a market by bringing together counterparties trading in Bitcoins. In addition, Bitzumi plans to partner with other market markers, such as Bitstamp, to provide liquidity to its exchange. This means that when a customer comes to the exchange with an order that is too large to fill, Bitzumi has a source of inventory for the respective currency to fulfill the order. For example, if a customer comes to the exchange with a Buy order for 1,000 BTC in which no one is selling 1,000 BTC, Bitzumi’s Remarketer powered by AlphaPoint’s API fills that order by purchasing the inventory from Bitstamp and thus filling the order properly and efficiently. This is not needed for all transactions as Buy and Sell orders will fill themselves in almost all cases. The market makers including Bitstamp allow Bitzumi to provide liquidity to the exchange without having to rely strictly on the customers.

Government Oversight

As cryptocurrency have grown in both popularity and market size, the U.S. Congress and a number of U.S. federal and state agencies (including FinCEN, SEC, CFTC, FINRA, the Consumer Financial Protection Bureau (“CFPB”), the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, the IRS and state financial institution regulators) have been examining the operations of cryptocurrency, cryptocurrency users and cryptocurrency exchanges, with particular focus on the extent to which cryptocurrency can be used to launder the proceeds of illegal activities or fund criminal or terrorist enterprises and the safety and soundness of exchanges or other service-providers that hold cryptocurrency for users. Many of these state and federal agencies have issued consumer advisories regarding the risks posed by cryptocurrency to investors. In addition, Federal and state agencies, and other countries have issued rules or guidance about the treatment of cryptocurrency transactions or requirements for businesses engaged in cryptocurrency activity. On-going and future regulatory actions may alter, perhaps to a materially adverse extent, the nature of an investment in the company or the ability of the company to continue to operate. Additionally, U.S. state and Federal, and foreign regulators and legislatures have taken action against cryptocurrency businesses or enacted restrictive regimes in response to adverse publicity arising from hacks, consumer harm, or criminal activity stemming from cryptocurrency activity. See “Risk Factors Related to the Regulation.”

Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect cryptocurrency networks, cryptocurrency wallets, and their users that fall within such jurisdictions’ regulatory scope. Such laws, regulations, or directives may conflict with those of the United States and may negatively impact the acceptance of cryptocurrency by users, merchants, and service providers outside the United States and may therefore impede the growth or sustainability of the cryptocurrency economy in the European Union, China, Japan, Russia and the United States and globally, or otherwise negatively affect the value of cryptocurrency.

The effect of any future regulatory change on the company or cryptocurrency is impossible to predict, but such change could be substantial and adverse to the company.

OUR BUSINESS

Company Information

The company was organized on June 13, 2017 under the laws of the State of Delaware. Our principal executive office is located at 55 Fifth Avenue, New York, NY 10003, and our telephone number is 347-491-4016. Our website address is www.bitzumi.com.

On July 24, 2017, we launched a beta version 1.1 of www.bitzumi.com to test our exchange and wallet on a limited basis. On September 22, 2017, we registered with FinCen as a money services business and are in the process of obtaining licenses as a money transmitter business in each of the 50 states. We anticipate having a public launch of www.bitzumi.com by early 2018.

On July 24, 2017, we launched a beta version of www.ebitnews.com to develop a cryptocurrency publication business.

Below is an overview of our corporate structure:

We have not participated in any bankruptcy, receivership, or similar proceeding. We have not had any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Our Business

We anticipate that Bitzumi will be a vertically-integrated Bitcoin exchange and marketplace. Our mission is to drive growth to the cryptocurrency industry. We plan to launch our business divisions with a phased approach. Initially, our primary focus will be to develop a publishing and marketing company, aimed to educate potential Bitzumi exchange/wallet consumers, and to gain name recognition. We intend to deliver users to Bitzumi’s and affiliate crypto-related offerings and products. Ultimately, we intend for our primary product to be our cryptocurrency exchange and digital storage on www.bitzumi.com. We also plan to develop various educational and information products and newsletters focusing on the cryptocurrency industry.

We anticipate implementing a two-phased approach to our business model. Phase I is to focus on developing an online presence to direct users and traffic to our targeted crypto-related products. In Phase II (following the public launch of our exchange), we plan to evaluate blockchain technologies and other growth initiatives, including developing our Bitzumi Coins division. Since we believe the most prominent use case for blockchain technologies is digital currencies, we expect to create special purpose coins for particular industries as our focus in Phase II. We anticipate continuing to evaluate other blockchain technology opportunities, as well as technologies that are complementary to our business strategy in an effort to minimize risks and enhance shareholder value. This will include evaluating opportunities that diversify our revenue streams, provide other consumer services and provide on-ramps for new users.

Our business model in Phase I is to focus on developing an online presence to direct users and traffic to our targeted crypto-related products. Below is an illustration our business model:

Principal Product/Services

We anticipate that our principal products and services in Phase I will be the following:

Publication / News Portal

On October 4, 2017, we entered into a 50% joint venture with Ibis Venture and formed Bitzumi Publishing, LLC, a New York limited liability company (“Bitzumi Publishing”), to develop our publishing business. Bitzumi Publishing plans to grow our publishing business network by acquiring and developing:

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Portals
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Niche satellite websites
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Comparison websites
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Centralized content
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Technology to support network
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Influencers and thought leaders

Our initial product will be to market our news site www.ebitnews.com which we beta launched on June 27, 2017. We plan to also market various cryptocurrency newsletters and related informational and educational products. On October 9, 2017, Bitzumi Publishing partnered with Agora Financial, LLC with the intention to market and sell a newsletter highlighting investment opportunities within the cryptocurrency industry, including details of new initial coin offerings. The newsletter is created by James Altucher, one of our co-founders. We are currently in the process of setting up our affiliate and marketing networks relating to this newsletter and other product offerings. We expect to launch Bitzumi Publishing business in 2018.

Our expected strategy with our publication business is to educate consumers on cryptocurrency and blockchain technology and to monetize on traffic through advertising and product sales through both our owned and operated assets as well as third-parties. Bitzumi Publishing’s strategy is illustrated below:

Publishing Model

Traffic & Users Acquisition
Acquire and Monetize Products
Bitzumi Publishing / Media
Publishing Assets
Affiliates
Media Buying
Online Traffic
Scale & Authority
AI + Big Data and Analytics drive innovation
Bitzumi Assets / Products
Bitzumi Wallet
Bitzumi Exchange
Bitzumi Coins (Phsae II)
Monetize 3rd Party Products
3RD Party Products
ICOs
Newsletters
Other 3rd party products

We anticipate launching our publishing business in 2018.

We anticipate that our principal products and services in Phase II will be the following:

Exchange and Wallet

We anticipate Bitzumi will be a cryptocurrency exchange that we expect to provide a reliable and secure way to buy, sell, store, and trade to and from the following fiat and digital currencies: US dollars, Bitcoin, Litecoin, and Ethereum We expect Bitzumi to provide 24/7 access to customers’ digital wallets as well as liquidity into USD through integration with customer debit cards. We are still in the research and development phase of this product. We intend that Bitzumi will focus on four key elements to distinguish itself from its competitors: security, customer support, a mix of advanced and simple trading tools, and most importantly, liquidity. Our business model is projected to focus on growth through customer acquisitions and marketing of our platform. In addition, on January 10, 2018, Bitzumi entered into a joint venture and servicing agreement with Acacia to create a patent-related platform using Blockchain technology. That agreement appears as Exhibit 6.7 to the Offering Statement of which this Offering Circular forms a part.

Payment Processing and Escrow

We plan to develop processing and escrow technology to facilitate the use of cryptocurrency in various industries. The platform is under development and we anticipate that it will be launched in 2018.

In Phase II (following the public launch of our exchange), we plan to evaluate blockchain technologies and other growth initiatives, including developing our Bitzumi Coins division. Since we believe that the most prominent use case for blockchain technologies is digital currencies, we expect that creating special purpose coins for particular industries is our focus in Phase II. We anticipate continuing to evaluate other blockchain technology opportunities, as well as technologies that are complementary to our business strategy in an effort to minimize risks and enhance shareholder value. This is expected to include evaluating opportunities that diversify our revenue streams, provide other consumer services and provide on-ramps for new users. We are still in the research and development phase of this product.

Competition

The industry is still in its infancy and we believe that the key differentiator will be marketing and customer acquisition strategies. We believe that our current and future competition is centered on the following areas:

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Merchants that choose to accept digital currencies at their branded websites and affiliate seller websites;
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Physical “brick and mortar” locations, distributors, vendors and manufacturers that sell products and accept digital currencies as payment;
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Other mobile applications, websites, shopping sites, niche aggregation sites, private sale sites and group buying sites that sell or distribute products in exchange for digital currency;
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Companies that are engaged in transaction verification services which may have lower operating costs then our operations;
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Providers of mobile applications and websites, that offer secure storage solutions for digital currency; and
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Digital currency focused companies that offer exchange, payment processing, remittance, money transmission service, and financial services that enable consumers or vendors to exchange or improve the acceptance of digital currency.

We believe that many of our current and potential competitors have greater resources, longer histories, more customers, and greater brand recognition. They may secure better terms from suppliers, adopt more aggressive pricing, and devote more resources to technology, infrastructure, fulfillment, and marketing. Other companies also may enter into business combinations or alliances that strengthen their competitive positions.

There are numerous digital currencies founded on cryptography, other than Bitcoin, Ethererum, and Litecoin, including: Ripple, IOTA, NEM dash, NEO, Ethereum classic, Monero, Zcash, OmiseGo, and many others. We believe that the Bitcoin Network, however, possesses the “first to market” advantage and has captured the majority of the industry’s market share. We believe that Litecoin and Ethereum are also among the most prominent digital currencies. While there are many exchanges that offer cryptocurrency buy and sell services around the globe, we view the most notable as being Coinbase, Bitstamp, and GDAX (a subsidiary of Coinbase).

Coinbase

Founded in 2012, Coinbase operates in 32 countries serving over 7 million customers (as of May 2017). With a casual investor and retail investor customer focus, Coinbase is the most popular and well-known exchange.

GDAX (Global Digital Asset Exchange)

A subsidiary of Coinbase, GDAX was creating to fulfill the market need for high volume, skilled traders in the digital asset marketplace. GDAX allows users to buy and sell cryptocurrencies just like Coinbase, but in higher volume and at lower cost. GDAX is considered to be the “etrade of cryptocurrencies”.

Bitstamp

Founded in Luxembourg in 2011, Bitstamp was one of the first exchanges to be licensed in all 50 U.S. states, as well as the first Ripple gateway. As well as being licensed in the United States, Bitstamp is fully licensed in the European Union as well.

The below table is a list of other exchange and monthly volume as of September 29, 2017. All figures provided by coinmarketcap.com, Bitcoincharts.com and data.Bitcoinity.org.

Exchange Name	Monthly Volume (BTC)	Monthly Volume (USD)	Trust Rating	Crypto Currencies
Coinbase	520,000	2,170,480,000	A+	BTC, LTC, ETH
Bitstamp	360,000	1,502,640,000	A	BTC. XRP, LTC
CEX.IO	29,400	122,715,600	A	75+ pairings
Local Bitcoins	13,181	55,017,494	A	BTC
Kraken	137,160	572,505,840	B+	BTC, ETH, LTC, Dash
BITFINEX	1,196,760	4,995,276,240	B+	BTC, ETH, LTC, ETC, ZEC
Poloniex	180,000	751,320,000	B+	BTC, ETH, LTC, XRP, ETC, ZEC
GDAX	309,000	1,289,766,000	B+	BTC, ETH, LTC

Suppliers/Manufacturers

Our company plans to use remarketers to provide customers with access to cryptocurrency. Bitzumi will partner with other exchanges in order to have the necessary inventory of Bitcoin, Ethereum, and Litecoin at any given moment to fill an order. See explanation regarding liquidity in Bitcoin Market—End User to End User.

Technology

We use third-party open source platforms as well as internally developed tools to operate our website, and a combination of proprietary technologies and commercially available licensed technologies and solutions to support our operations. We license Exchange software from AlphaPoint. AlphaPoint will all provide all technical support and maintenance for our exchange. AlphaPoint is entitled to 20% revenues for commissions, with a minimum of $10,000 fee per month. We have pre-paid for all licensing and support until July 2018.

We have entered into an agreement with IdentityMind to provide Anti-Money Laundering (“AML”) and Know Your Customer (“KYC”) integration software to properly operate our exchange. IdentityMind is responsible for all of our KYC services and regulatory compliance. KYC is a vital aspect of our business, as we must know whom our customers are and have proper documentation. With this service, IdentityMind ensures that people who should not have access to an anonymous currency, such as Bitcoin, do not gain such access. This includes someone with a history of fraud or a criminal record such that their access to the exchange could be seen as a risk. IdentityMind’s services extend to AML to the extent that, in tandem with trading limits, large buy and sell orders are monitored and suspicious activity is identified and reported to us. For example, if an account holder is buying their weekly or monthly limit each period respectively, IdentityMind’s Application Programming Interface (“API”) allows us to see this as a potential risk so that we can appropriately respond to ensure there is no illegal conduct occurring.

Required Government Approval

On September 22, 2017, we registered with FinCen as a money services business and are in the process of obtaining licenses as a money transmitter business in each of the 50 states. We anticipate having a full public launch by early 2018.

This process is expensive and time-consuming. The timeframe for obtaining all the necessary licenses is not predictable. The effect of these and potential future governmental regulations on the business could have a materially adverse effect on our business as well as increase our costs for compliance.

Intellectual Property

Our trademark (in application, filed September 5, 2017), domain names, and proprietary technology are needed for us to remain competitive and we rely on trademark, copyright, patent law, trade-secret protection, and confidentiality and/or license agreements with our employees, customers, partners, and others to protect our proprietary rights. We have registered, or applied for the registration of, a number of U.S. and international domain names, and trademarks.

Legal Matters

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Certain legal matters with respect to the shares of Common Stock offered hereby will be passed upon by CrowdCheck Law LLP.

Research and Development Costs

From June 13, 2017 (inception) through September 30, 2017, the company has spent approximately $140,000 on software development for the cryptocurrency exchange. We plan to allocate up to 10% of our budget to R&D to develop proprietary software and applications utilizing blockchain technologies

Employees

We have 1 full-time employee and 4 part-time employees. We also hire several consultants on a project and part-time basis.

Currently there are no employment agreements with any executives.

Company’s Property

We do not own any significant property. The Company sub-leases its space in New York from Extract Advisors LLC on a month-to-month basis, with rent payments to commence on March 1, 2018 at a rate of $500 per month.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The company currently has no employees that it identifies as significant employees. The director and executive officers are set forth in the chart below.

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Approximate hours per week (if part-time)/full-time
Directors:
Scot Cohen	Director	48	Indefinite, appointed June 2017	Full-time
Glenn Pollack	Director	60	Indefinite, appointed September 2017	Part time (as required)

Executive Officers:
Scot Cohen	CEO	48	Indefinite, appointed June 2017	Full-time
David Briones	CFO & Secretary	41	Indefinite, appointed September 2017	Part-time (10 hours per week)

Scot Cohen
Chief Executive Officer, and Chairman of the Board

Mr. Cohen has over 20 years of experience in institutional asset management, wealth management, and capital markets.  Since 2009, Mr. Cohen founded and served as principal of the Iroquois Capital Opportunity Fund, a closed-end private equity fund that focused on investments in North American oil and gas. He has also managed several operating partnerships that actively invest in the energy sector and he maintains an active investment portfolio in public companies, early stage private companies, hedge funds, and alternative assets including real estate.  Prior to Iroquois Capital, Mr. Cohen founded a merchant bank, which actively participated in structured investments in public companies.  The investment strategy at the merchant bank was to take positions in public companies through private investment vehicles and then work to actively enhance the value of these positions.  Mr. Cohen began his career at Oppenheimer & Company in a sales capacity and later transitioned to a boutique investment banking firm where he spent two years.

Mr. Cohen is currently active on a number of public and private company boards and is involved with various charitable ventures. Mr. Cohen earned a Bachelor of Science degree from Ohio University in 1991.

Currently, Mr. Cohen is the Executive Chairman of the Board of Petro River Oil Corp. (“PTRC”) an oil and gas exploration and production company, and on the Board of Directors of True Drinks, a consumer goods company specializing in flavored water for kids. He is also the Executive Chairman and co-founder of Wrap Technologies, a company focusing on providing new non-lethal tools for modern policing. Wrap Technologies is in the process of raising up to $4 million pursuant to an offering registered under the Securities Act. Wrap Technologies has requested quotation on the OTCQX. Mr. Cohen is also involved with several oil and gas special purpose vehicles and private investments with public companies.

Glenn Pollack
Independent Director

Mr. Pollack is a Managing Director and Founder of Candlewood Partners, LLC (“Candlewood”), a merchant bank he founded in 2001, focused on middle market corporate finance and infrastructure projects, and is the Manager of Green Bull Georgia Partners, LLC, a special purpose vehicle controlled by Mr. Pollack established to purchase certain senior debt of Register Communications, Inc. (“Register”). In connection with the purchase of the senior debt, Mr. Pollack became a director of Register, which filed for Chapter 11 protection under the United States Bankruptcy Code in December 2015. Prior to founding Candlewood, Mr. Pollack was a Managing Director and Principal of a middle market investment banking firm with offices in Chicago and Cleveland. He was responsible for the Restructuring Group and was involved in other corporate finance transactions including mergers and acquisitions and capital raising for special situations. He also spent five years as the CEO of a regional distributor of perishable foods with annual revenues of $180 million and over 250 employees in four states. Mr. Pollack is a certified public accountant and has worked for Price Waterhouse as a consultant and for Touche Ross as an auditor.

Mr. Pollack is currently involved in five bankruptcy proceedings.  In one of the proceedings, Mr. Pollack acts as the court appointed trustee.  The other four  cases are all related: Register et al v. Latkovic, Case No. 2016ap05008 (M.D. Ga. Bankr. 2016); Register Communications, Inc. v. Green Bull Georgia Partners, LLC, Case No. 2017ap05061 (M.D. Ga. Bankr. 2017); Radio Peach, Inc. v. Green Bull Georgia Partners, LLC, Case No. 2017ap05062 (M.D. Ga. Bankr. 2017); and Register Communications, Inc. v. Green Bull Georgia Partners, LLC, Case No. 2017ap05063 (M.D. Ga. Bankr. 2017).  Mr. Pollack was the manager and Chief Executive Office of Green Bull Georgia Investors LLC (“GBG Investors”), which entered into a joint venture with Green Bull Georgia Investors Partners LLC (“GBGI Partners”), at which time, Mr. Pollack became the manager and Chief Executive Office of GBGI Partners. GBGI Partners held approximately $6 million of senior debt owed by Register Communications, Inc ("Register Communications").  In 2015, GBGI Partners exercised its rights as senior lender under a stock pledge agreement and replaced the existing Board of Directors of Register Communications, and thereafter filed a Chapter 11 reorganization with the bankruptcy court to preserve the senior debt held by GBGI Partners.  The matters remain in litigation in bankruptcy court.

David Briones
Chief Financial Officer

Mr. Briones has over fifteen years of public accounting and executive level experience. He is the CEO of Brio Financial Group, which he founded in 2010, and in that capacity, he consults with various public companies in financial reporting, internal control development and evaluation, budgeting and forecasting. David has developed a specialty representing private companies as the outsourced CFO/Financial reporting specialist as a private company navigates toward becoming a public company through a self-filing, a reverse merger or through a traditional initial public offering.  David’s client list crosses various industries: Technology/Internet, Manufacturing, Oil and Gas, Food and Beverage, Bio-technology, Software, Medical Device, Entertainment, Hedge Funds and Insurance.

Prior to founding Brio, Mr. Briones had managed the Public Company and Hedge Fund practices at Bartolomei Pucciarelli, LLC (“BP”). Within that capacity, he performed audit services, outsourced CFO functions, and/or consulted with clients through difficult SEC comment periods particularly through application of complex accounting principles for a vast public company client base. Prior to joining BP, Mr. Briones was an auditor with PricewaterhouseCoopers LLP in New York, New York. He specialized in the financial services group, and most notably worked the MONY Group, Prudential Financial, and MetLife initial public offerings.

Director Independence

For a director to be considered “independent,” the Board must affirmatively determine that the director has no material relationship with the company (directly or as a partner, stockholder or officer of an organization that has a relationship with the company). In each case, the Board considers all relevant facts and circumstances. We currently have one independent director.

Committees of the Board of Directors

During 2018, we plan to add at least one additional Board member and then we expect our Board of Directors will establish an Audit Committee and a Compensation Committee to assist it with its responsibilities. We expect all members of the Audit and Compensation Committees will meet the criteria for independence.

DIRECTOR COMPENSATION

We have not yet established arrangements to compensate our directors for their services.

EXECUTIVE COMPENSATION

We have identified Scot Cohen and David Briones as our named executive officers. Our named executive officers for 2018 could change, as we may hire or appoint new executive officers.

For the period from inception and ending September 2017, our 2017 compensation for our three highest-paid directors and executive officers was as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Scot Cohen	Executive	-	-	-
David Briones	Executive	-

There is no compensation arrangement between Mr. Cohen and the company for his services as the company’s Chief Executive Officer. There is an agreement to issue Mr. David Briones 250,000 stock options under our 2017 equity compensation plan following the conclusion of this offering. The total number of shares of Common Stock that may be issued pursuant to Stock Awards shall not exceed in the aggregate of 30,000,000 shares. We have not yet established arrangements to compensate our directors for their services.

RELATED PERSON TRANSACTIONS

The company has not undertaken any related party transactions.

Statement of Policy

Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests and/or improper valuation (or the perception thereof). Prior to any listing on NASDAQ, our board of directors will adopt a written policy on transactions with related persons in conformity with the requirements for issuers having publicly held Common Stock listed on the NASDAQ Capital Market. Under the policy any related-person transaction, and any material amendment or modification of a related-person transaction, will be required to be reviewed and approved or ratified by a committee of the board of directors composed solely of independent directors who are disinterested, or by the disinterested members of the board of directors and any employment relationship or transaction involving an executive officer and any related compensation will be required to be recommended by the Compensation Committee to the board of directors for its approval.

In connection with the review and approval or ratification of a related-person transaction:

●
The management must disclose to the audit committee or another independent body of the board of directors, as applicable, the name of the related person and the basis on which the person is a related person, the material terms of the related-person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person's direct or indirect interest in, or relationship to, the related-person transaction;

●
The management must advise the audit committee or another independent body of the board of directors, as applicable, whether the related-person transaction complies with the terms of our agreements governing any material outstanding indebtedness that limit or restrict our ability to enter into a related-person transaction;

●
The management must advise the audit committee or another independent body of the board of directors, as applicable, whether the related-person transaction will be required to be disclosed in our applicable filings under the Securities Act or the Exchange Act and related rules, and, to the extent required to be disclosed, management must ensure that the related-person transaction is disclosed in accordance with such Acts and related rules; and management must advise the audit committee or another independent body of the board of directors, as applicable, whether the related-person transaction constitutes a "personal loan" for purposes of Section 402 of the Sarbanes-Oxley Act.

In addition, the related-person transaction policy will provide that the audit committee or another independent body of the board of directors, as applicable, must consider whether any approval or ratification of a related-person transaction involving a non-employee director or director nominee would compromise the director or director nominee's status as an "independent", "outside", or "non-employee" director, as applicable, under the rules and regulations of the SEC, the NASDAQ Capital Market and the Internal Revenue Code.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to us regarding beneficial ownership of our capital stock as of November 27, 2017 for (i) all executive officers and directors as a group and (ii) each person, or group of affiliated persons, known by us to be the beneficial owner of more than five percent (5%) of our capital stock. The percentage of beneficial ownership in the table below is based on 111,076,211 shares of Common Stock deemed to be outstanding as of November 27, 2017.

Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Ownership percent of class before offering Ownership percent of class after offering (3)
Scot Cohen (1)	33,500,000	0	29.11%
River Asset Management, Inc. (2)	10,750,000	0	9.34%

(1) The business address for Scot Cohen is Bitzumi, 55 5th Avenue, Suite 1702, New York, NY 10003.
(2) The business address for River Asset Management, Inc., is 14 Arbor Field Way, Lake Grove, New York 11755
(3) Assumes maximum offering of 4,000,000 shares sold and 115,076,211 shares issued and outstanding after maximum offering.

DESCRIPTION OF CAPITAL STOCK

Summary of Securities

The following description summarizes certain terms of our capital stock, as in effect upon the completion of this offering. We will submit to our stockholders for approval an amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering, and this description summarizes the provisions included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section you should refer to our amended and restated certificate of incorporation and bylaws, which are included as exhibits to this Offering Circular, and to the applicable provisions of Delaware law.

Immediately following the completion of this offering, our authorized capital stock will consist of shares of Common Stock, $0.0001 par value per share, and shares of preferred stock, $0.0001 par value per share.

As of November 27, 2017, there 299,500,000 shares of Common Stock authorized, and 111,076,211 shares of our Common Stock outstanding and held of record by twenty-two stockholders. The rights, preferences, and privileges of the holders of our Common Stock are subject to the rights of the holders of shares of any series of preferred stock in which we may issue in the future. There are 500,000 shares of Preferred Stock authorized with none issued, and 30,000,000 stock options authorized with none issued. The total number of authorized securities are 300,000,000.

The Board of Directors has approved a one-for-two reverse split of the Company’s common stock (the “Reverse Stock Split”), to be consummated at the discretion of the Board within one year from January 31, 2019. If the Company effects the Reverse Stock Split, at such time, each two shares of common stock owned by a stockholder will be combined into one new share of common stock, with any fractional shares that would otherwise be issuable as a result of the Reverse Stock Split being rounded up to the nearest whole share. As a result, 111,076,211 shares of common stock would split into 55,538,106 shares of common stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock that may be issued, the holders of our Common Stock are entitled to receive ratably any dividends as may be declared by our board of directors out of funds legally available for dividends. See the section titled “Dividend Policy” for additional information. We have authorized, but no issued, preferred stock.

Voting Rights

Holders of our Common Stock are entitled to one vote per share on any matter to be voted upon by stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Our bylaws establish a board of directors whose term is for one year, to be elected at the annual meeting of stockholders.

No Preemptive or Similar Rights

Our Common Stock is not entitled to preemptive rights, and is not subject to conversion, redemption, or sinking fund provisions.

Liquidation Rights

If we become subject to a liquidation, dissolution or winding up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Common Stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Undesignated Preferred Stock

Following this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to determine for each such series of preferred stock the voting powers, designations, preferences, and special rights, qualifications, limitations, or restrictions as permitted by law, in each case without further vote of action by our stockholders. Our board of directors will also be able to increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our Common Stock and the voting and other rights of the holders of our Common Stock. We have no current plan to issue any shares of preferred stock.

Options

Currently, there are 30,000,000 authorized options but no options issued.

Preferred Stock

Currently, there are 500,000 authorized Preferred Stock but no Preferred Stock issued.

Anti-Takeover Matters

Charter and Bylaw Provisions

The provisions of Delaware law, our certificate of incorporation, and our bylaws include a number of provisions that may have the effect of delaying, deferring, or discouraging another person from acquiring control of our company and discouraging takeover bids. These provisions may also have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies

Our bylaws provide that any vacancy on our board of directors may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. Further, any directorship vacancy resulting from an increase in the size of our board of directors, may be filled by election of the board of directors, but only for a term continuing until the next election of directors by the shareholders.

No Cumulative Voting

The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless certificate of incorporation provides otherwise. Neither our certificate of incorporation nor our bylaws provide that there shall be no cumulative voting.

Choice of Forum

Our bylaws provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our restated certificate of incorporation or our restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

Limitations of Director Liability and Indemnification of Directors and Officers

We intend to maintain general liability insurance that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons who control us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.  These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements, and the insurance are necessary to attract and retain talented and experienced directors and officers.  At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Exchange Listing

We are in the process of applying to have our Common Stock approved for listing on NASDAQ, but we cannot guarantee that we will satisfy the listing requirements or otherwise be accepted for such listing.

Transfer Agent and Registrar
The transfer agent and registrar for our Common Stock is Colonial Stock Transfer Company Inc. The transfer agent’s address is 66 Exchange Place, Suite 100, Salt Lake City, UT, and its telephone number is 801-355-5740.

DIVIDEND POLICY

Since our inception, we have not paid any dividends on our Common Stock, and we currently expect that, for the foreseeable future, all earnings (if any) will be retained for the development of our business and no dividends will be declared or paid. In the future, our Board of Directors may decide, at their discretion, whether dividends may be declared and paid, taking into consideration, among other things, our earnings (if any), operating results, financial condition and capital requirements, general business conditions and other pertinent facts.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our Common Stock. Future sales of substantial amounts of our Common Stock, or securities or instruments convertible into our Common Stock, in the public market, or the perception that such sales may occur, could adversely affect the market price of our Common Stock prevailing from time to time. Furthermore, because there will be limits on the number of shares available for resale shortly after this offering concludes, due to contractual and legal restrictions described below, there may be resales of substantial amounts of our Common Stock in the public market after those restrictions lapse. This could adversely affect the market price of our Common Stock prevailing at that time.

Upon completion of this offering, assuming the maximum amount of shares of Common Stock offered in this offering are sold, there will be 115,076,211 shares of our Common Stock outstanding. This number excludes any issuance of additional shares of Common Stock that could occur in connection with any exercise of stock options outstanding as of the date of this Offering Circular.

These 4,000,000 shares of our Common Stock will be freely tradable in the public market, except to the extent they are acquired by an “affiliate” of ours, as such term is defined in Rule 405 under the Securities Act. Under Rule 405, an affiliate of a specified person is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the specified person. Any affiliate of ours that acquires our shares can only further transact in such shares in compliance with Rule 144 under the Securities Act, which imposes sales volume limitations and other restrictions on such further transactions. See “— Rule 144,” below.

In addition to the foregoing, shares of our Common Stock not sold in this offering will be restricted securities written the meaning of Rule 144, and would be tradable only if they are sold pursuant to a registration statement under the Securities Act or if they qualify for an exemption from registration, including under Rule 144. See “— Rule 144,” below.

Rule 144

In general, a person who has beneficially owned restricted shares of our Common Stock for at least one year, in the event we are a company that files reports under Regulation A, or at least six months, in the event we have been a company that files reports under the Exchange Act for at least 90 days, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the three months preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three -month period only a number of shares that does not exceed the greater of the following:

●
1% of the number of shares of our Common Stock then outstanding; or
●
the average weekly trading volume of our Common Stock during the four calendar weeks preceding the filing by such person with the SEC of a notice on Form 144 with respect to the sale;  provided that, in each case, we have been subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Persons replying on Rule 144 to transact in our Common Stock must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable. In general, Rule 701 allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell those shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Persons relying on Rule 701 to transact in our Common Stock, however, are required to wait until 90 days after the date of this Offering Circular before selling shares pursuant to Rule 701.

Lock Up Agreements

There are no lock-up agreements with our officers, directors, and current stockholders.

PLAN OF DISTRIBUTION

The company is offering up to 4,000,000 shares of Common Stock, on a “best efforts basis” as described in this Offering Circular. The company has engaged Sageworks Capital LLC as its broker-dealer to assist in the placement of its securities. Sageworks Capital LLC under no obligation to purchase any securities or arrange for the sale of any specific number or dollar amount of securities.

The company intends to use an online platform at the domain name www.bitzumicorp.com (the “Online Platform”) to provide technology tools to allow for the sales of securities in this offering.

Investment Fee on Sales of Securities

Sageworks Capital will act as a referring broker-dealer, in which all sales will be placed through the efforts of Sageworks Capital. As compensation for these efforts, the company will pay Sageworks Capital a one-time set up fee of $8,000 and 50 basis points on the aggregate amount raised by the company from investors. The fee for the minimum raise of $1,000,000 would be $13,000 and for the maximum raise of $10,000,000 would be $58,000.

Termination of Offering

The Offering will terminate at the earlier of (1) the date at which the maximum offering amount has been sold, (2) the date that is twelve months from the date of this Offering Statement being qualified by the Commission, or (3) the date at which the Offering is earlier terminated by the company in its sole discretion, which may happen at any time (the “Offering Termination Date”). The Managing Broker-Dealer has agreed to comply with the provisions of SEC Rule 15c2-4 as to all funds provided by you for the purchase of the Shares. On any closing date for the Offering, the deposited funds, minus applicable expenses, will be delivered to our company.

Selling Security holders

No securities are being sold for the account of security holders; all net proceeds of this offering will go to the company.

Investors’ Tender of Funds

After the Offering Statement has been qualified by the Commission, the company will accept tenders of funds to purchase the Common Stock. The funds tendered by potential investors will be held by Prime Trust LLC, the escrow agent. The offering will terminate (and subscriptions will no longer be accepted) at the earlier of: (1) the date at which the maximum offering amount has been sold, (2) the date which is one year from this offering being qualified by the Commission, or (3) the date at which the offering is earlier terminated by us in our sole discretion.

The escrow agent will not investigate the desirability or advisability of investment in the shares in this Offering nor will it approve, endorse or pass upon the merits of purchasing those shares. The company must raise its minimum offering of $1,000,000 in order to close the offering and receive funds; there are no other conditions that the company must meet in order to hold the closing. Tendered funds will only be returned to investors upon termination of the offering as set out above, in which case any money tendered by potential investors that is still held in escrow will be promptly returned by the escrow agent upon our instruction.

In the event that it takes some time for the company to raise funds in this offering, the company will rely on income from sales and cash on hand of $276,449 as of November 27, 2017.

Investors will be required to subscribe to the Offering via the Online Platform, and agree to the terms of the Offering and subscription agreement, which includes the adoption of the Investors’ Rights Agreement, First Refusal Agreement, and Voting Agreement (copies of which have been filed as an Exhibit to the Offering Statement of which this Offering Circular is part). The subscription agreement includes a representation by the investor to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth (excluding your principal residence).

Offering Expenses

We are responsible for all offering fees and expenses, including the following: (i) fees and disbursements of our legal counsel, accountants, and other professionals we engage; (ii) fees and expenses incurred in the production of offering documents, including design, printing, photograph, and written material procurement costs; (iii) all filing fees, including FINRA and blue sky notice filing fees; (iv) all of the legal fees related to the filing of notice filings under state securities laws and FINRA clearance; and (v) our transportation, accommodation, and other roadshow expenses.

Investment Limitations

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth (please see below on how to calculate your net worth). Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Because this is a Tier 2 Regulation A offering, most investors must comply with the 10% limitation on investment in the offering. The only investor in this offering exempt from this limitation is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act (an "Accredited Investor"). If you meet one of the following tests you should qualify as an Accredited Investor:

i.
You are a natural person who has had individual income in excess of $200,000 in each of the two most recent years, or joint income with your spouse in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;
ii.
You are a natural person and your individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time you purchase Offered Shares (please see below on how to calculate your net worth);
iii.
You are an executive officer or general partner of the issuer or a manager or executive officer of the general partner of the issuer;
iv.
You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or the Code, a corporation, a Massachusetts or similar business trust or a partnership, not formed for the specific purpose of acquiring the Offered Shares, with total assets in excess of $5,000,000;
v.
You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Exchange Act, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940 (the "Investment Company Act"), or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958 or a private business development company as defined in the Investment Advisers Act of 1940;
vi.
You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;
vii.
You are a trust with total assets in excess of $5,000,000, your purchase of Offered Shares is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the Offered Shares; or
viii.
You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $5,000,000.

Offering Period and Expiration Date

This offering will start on or after the Qualification Date and will terminate if the Minimum Offering is not reached or, if it is reached, on the Termination Date.

Procedures for Subscribing

If you decide to subscribe for Offered Shares in this offering, you should:

Go to www.bitzumicorp.com, click on the "Invest Now" button and follow the procedures as described.

1.
Electronically receive, review, execute and deliver to us a subscription agreement; and

2.
Deliver funds directly by wire or electronic funds transfer via ACH to the specified account maintained by Bitzumi.

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. We shall only deliver such subscription agreement upon request after a potential investor has had ample opportunity to review this Offering Circular.

The Subscription Agreement is governed by, and construed according to, the laws of the State of New York. The Subscription Agreement includes a provision in which the parties irrevocably waive the right to a jury trial in any action.

Right to Reject Subscriptions

After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to the escrow account, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions

Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the shares subscribed at closing. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

Under Rule 251 of Regulation A, non-accredited, non-natural investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser's revenue or net assets (as of the purchaser's most recent fiscal year end). A non-accredited, natural person may only invest funds which do not exceed 10% of the greater of the purchaser's annual income or net worth (please see below on how to calculate your net worth).

For the purposes of calculating your net worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the Offered Shares.

In order to purchase Offered Shares and prior to the acceptance of any funds from an investor, an investor will be required to represent, to the company's satisfaction, that he is either an accredited investor or is in compliance with the 10% of net worth or annual income limitation on investment in this offering.

Registrar and Transfer Agent, Book-Entry Only

All Shares will be issued by our Transfer Agent to investors in book-entry only format and will be represented by a stock transfer ledger, maintained by our Transfer Agent.

Investors in the Shares will not be entitled to have the stock certificates registered in their names, and will not receive or be entitled to receive physical delivery of the Shares in definitive form. Transfers of investors, common stock will be facilitated through the Transfer Agent. As a result, you will not be entitled to receive a stock certificate representing your interest in the Shares. Your ability to pledge Shares, and to take other actions, may be limited because you will not possess a physical certificate that represents your Shares. Investors will receive written confirmation from the Transfer Agent upon closing of their purchases. Transfers of the Shares will be recorded on the stock transfer ledger maintained by the Transfer Agent. We have no responsibility for any aspect of the actions of the Transfer Agent. In addition, we have no responsibility or liability for any aspect of the records kept by the Transfer Agent relating to, or payments made on account of investors in, the Shares, or for maintaining, supervising or reviewing any records relating to ownership of Shares. We also do not supervise the systems of the Transfer Agent.

Pricing of Offering

Prior to the offering, there has been no public market for the Offered Shares. Our Common Stock is presently not traded on any market or securities exchange. We are offering the Shares at a price of $2.50 per Share, which is set forth on the cover page of this offering circular. Such offering price does not have any relationship to any established criteria of value, such as book value or earnings per share of Common Stock. The price of our Common Stock is not based on past earnings, nor is the price of our Common Stock indicative of the current market value of the assets owned by us. No valuation or appraisal has been prepared for our business and potential business expansion. The principal factors considered in determining the initial public offering price include:

●
the information set forth in this Offering Circular;
●
our history and prospects and the history of and prospects for the industry in which we compete;
●
our past and present financial performance;
●
our prospects for future earnings and the present state of our development;
●
the general condition of the securities markets at the time of this offering;
●
the recent market prices of, and demand for, publicly traded Common Stock of generally comparable companies; and
●
other factors deemed relevant by the Underwriter and us.

EXPERTS

The financial statements of the company appearing elsewhere in this Offering Circular have been included herein in reliance upon the report, which includes an explanatory paragraph as to the company’s ability to continue as a going concern, of Rosenberg Rich Baker Berman & Company (“RRBB”), an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of RRBB as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a Regulation A Offering Statement on Form 1-A under the Securities Act with respect to the shares of Common Stock offered hereby. This Offering Circular, which constitutes a part of the Offering Statement, does not contain all of the information set forth in the Offering Statement or the exhibits and schedules filed therewith. For further information about us and the Common Stock offered hereby, we refer you to the Offering Statement and the exhibits and schedules filed therewith. Statements contained in this Offering Circular regarding the contents of any contract or other document that is filed as an exhibit to the Offering Statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the Offering Statement. Upon the completion of this offering, we will be required to file ongoing reports as required by Regulation A. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, including us, that file electronically with the SEC. The address of this site is www.sec.gov.

BITZUMI, INC.

 FINANCIAL STATEMENTS

FOR THE PERIOD FROM

JUNE 13, 2017 (INCEPTION) THROUGH SEPTEMBER 30, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Bitzumi, Inc.

We have audited the accompanying balance sheet of Bitzumi, Inc. as of September 30, 2017, and the related statements of operations, stockholders’ equity, and cash flows for the period from June 13, 2017 (inception) through September 30, 2017. Bitzumi, Inc.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bitzumi, Inc. as of September 30, 2017, and the results of its operations and its cash flows for the period from June 13, 2017 (inception) through September 30, 2017, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company had a net loss, has not generated any revenue and will require additional investment. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

/s/ Rosenberg Rich Baker Berman & Company

Somerset, New Jersey November 27, 2017

BITZUMI, INC.
BALANCE SHEET

September 30,
2017
ASSETS

CURRENT ASSETS
Cash	$259,249
Prepaid expenses	95,000
Stock subscription receivable	30,000

TOTAL CURRENT ASSETS	384,249

Prepaid Expenses - Long-Term	17,083

TOTAL ASSETS	$401,332

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued expenses	-

TOTAL CURRENT LIABILITIES	-

COMMITMENTS AND CONTINGENCIES	-

STOCKHOLDERS’ EQUITY
Preferred stock, $0.01 par value, 500,000 shares authorized, no shares issued and outstanding	-
Common stock, $0.0001 par value, 299,500,000 shares authorized, 111,076,211 shares issued and outstanding	11,108
Additional paid in capital	441,391
Accumulated deficit	(51,167)
TOTAL STOCKHOLDERS' EQUITY	401,332

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$401,332

See accompanying notes to the financial statements.

BITZUMI, INC.
STATEMENT OF OPERATIONS

For the Period From
June 13, 2017
(Inception) Through
September 30, 2017

Revenue
Sales	$-
Cost of goods sold	-
Gross Profit	-

OPERATING EXPENSES
General and administrative	51,167
Total Operating Expenses	51,167

NET LOSS FROM OPERATIONS	(51,167)

Net loss before provision for income taxes	(51,167)

Provision for Income Taxes	-

NET LOSS	$(51,167)

Net loss per share - basic and diluted	$(0.00)

Weighted average number of shares outstanding during the period - basic and diluted	102,288,518

See accompanying notes to the financial statements.

BITZUMI, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM JUNE 13, 2017 (INCEPTION) THROUGH SEPTEMBER 30, 2017

			Additional
	Common		Paid-in	Accumulated
	Shares	Par	Capital	Deficit	Total

Balance June 13, 2017 (inception)	-	$-	$-	$-	$-

Stock Issued for Cash	111,076,211	11,108	441,391	-	452,499

Net loss	-	-	-	(51,167)	(51,167)

Balance September 30, 2017	111,076,211	$11,108	$441,391	$(51,167)	$401,332

See accompanying notes to the financial statements.

BITZUMI, INC.
STATEMENT OF CASH FLOW

For the Period From
June 13, 2017
(Inception) Through
September 30, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(51,167)
Adjustments to reconcile net loss to net cash used in operating activities
Changes in operating assets and liabilities
Prepaid expenses	(112,083)

Net Cash Used In Operating Activities	(163,250)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of securities	422,499
Net Cash Provided By Financing Activities	422,499

NET INCREASE IN CASH	259,249

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	-

CASH AND CASH EQUIVALENTS AT END OF YEAR	$259,249

Supplemental cash flow information:
Cash paid for income taxes	$-
Cash paid for interest expense	$-

Supplemental disclosure of non-cash investing & financing activities:

Common stock issued for receivable	$30,000

See accompanying notes to the financial statements.

Bitzumi, Inc.
September 30, 2017
Notes to the Financial Statements

Note 1 – Organization and Operations

Bitzumi, Inc.

Bitzumi, Inc., (“Bitzumi” or the “Company”) was incorporated on June 13, 2017, under the laws of the State of Delaware. The Company, will be a vertically-integrated Bitcoin exchange and marketplace.

Note 2 – Going Concern Analysis

Going Concern Analysis

The Company was incorporated on June 13, 2017 and through the date of this report has generated no revenues. As of September 30, 2017, the Company had a net loss of $51,167. As a result, these conditions had raised doubt regarding our ability to continue as a going concern beyond September 30, 2018. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the matters discussed herein. While the Company believes in the viability of management’s strategy to generate sufficient revenue, control costs and the ability to raise additional funds if necessary, there can be no assurances to that effect. The Company’s ability to continue as a going concern is dependent upon the ability to implement the business plan, generate sufficient revenues and to control operating expenses.

Note 3 – Significant and Critical Accounting Policies and Practices

The management of the Company is responsible for the selection and use of appropriate accounting policies and their application. Critical accounting policies and practices are those that are both most important to the portrayal of the Company’s financial condition and results and require management’s most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The Company’s significant and critical accounting policies and practices are disclosed below as required by generally accepted accounting principles.

Basis of Presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates and Assumptions and Critical Accounting Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers investments with original maturities of three months or less to be cash equivalents.

The Company minimizes its credit risk associated with cash by periodically evaluating the credit quality of its primary financial institution. The balance at times may exceed federally insured limits.

Fair Value of Financial Instruments

For purpose of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The carrying amount of the Company’s short-term financial instruments approximates fair value due to the relatively short period to maturity for these instruments.

Fair Value of Financial Instruments

The Company follows ASC 820-10 of the FASB Accounting Standards Codification to measure the fair value of its financial instruments and disclosures about fair value of its financial instruments. ASC 820-10 establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America (U.S. GAAP), and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, ASC 820-10 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The three (3) levels of fair value hierarchy defined by ASC 820-10 are described below:

Level 1	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3	Pricing inputs that are generally unobservable inputs and not corroborated by market data.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The carrying amounts of the Company’s financial assets and liabilities, such as cash, prepaid expenses and other current assets, accounts payable and accrued expenses approximate their fair values because of the short maturity of these instruments.

Transactions involving related parties typically cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free-market dealings may not exist.

Revenue Recognition and Cost of Revenues

The Company follows Paragraph 605-10-S99-1 of the FASB Accounting Standards Codification for revenue recognition. The Company will recognize revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.

The Company recognizes cost of revenues in the period in which the revenues were earned.

Equity–based compensation

The Company recognizes compensation expense for all equity–based payments in accordance with ASC 718 “Compensation – Stock Compensation”. Under fair value recognition provisions, the Company recognizes equity–based compensation net of an estimated forfeiture rate and recognizes compensation cost only for those shares expected to vest over the requisite service period of the award.

Restricted stock awards are granted at the discretion of the Company. These awards are restricted as to the transfer of ownership and generally vest over the requisite service periods, typically over a four-year period (vesting on a straight–line basis). The fair value of a stock award is equal to the fair market value of a share of Company stock on the grant date.

The fair value of option award is estimated on the date of grant using the Black–Scholes option valuation model. The Black–Scholes option valuation model requires the development of assumptions that are input into the model. These assumptions are the expected stock volatility, the risk–free interest rate, the expected life of the option, the dividend yield on the underlying stock and the expected forfeiture rate. Expected volatility is calculated based on the historical volatility of the Company’s Common stock over the expected option life and other appropriate factors. The expected option term is computed using the “simplified” method as permitted under the provisions of ASC 718-10-S99. The Company uses the simplified method to calculate expected term of share options and similar instruments as the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. Risk–free interest rates are calculated based on continuously compounded risk–free rates for the appropriate term. The dividend yield is assumed to be zero as the Company has never paid or declared any cash dividends on the Common stock of the Company and does not intend to pay dividends on the Common stock in the foreseeable future. The expected forfeiture rate is estimated based on historical experience.

Determining the appropriate fair value model and calculating the fair value of equity–based payment awards requires the input of the subjective assumptions described above. The assumptions used in calculating the fair value of equity–based payment awards represent management’s best estimates, which involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and the Company uses different assumptions, the equity–based compensation could be materially different in the future. In addition, the Company is required to estimate the expected forfeiture rate and recognize expense only for those shares expected to vest. If the actual forfeiture rate is materially different from the Company’s estimate, the equity–based compensation could be significantly different from what the Company has recorded in the current period.

The Company accounts for share–based payments granted to non–employees in accordance with ASC 505-40, “Equity Based Payments to Non–Employees”. The Company determines the fair value of the stock–based payment as either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. If the fair value of the equity instruments issued is used, it is measured using the stock price and other measurement assumptions as of the earlier of either (1) the date at which a commitment for performance by the counterparty to earn the equity instruments is reached, or (2) the date at which the counterparty’s performance is complete. The fair value of the equity instruments is re-measured each reporting period over the requisite service period.

Income Taxes

Income taxes are provided in accordance with ASC No. 740, “Accounting for Income Taxes”. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expense (benefit) results from the net change during the period of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Earnings per Share

Earnings per share (“EPS”) is the amount of earnings attributable to each share of common stock. For convenience, the term is used to refer to either earnings or loss per share. EPS is computed pursuant to Section 260-10-45 of the FASB Accounting Standards Codification. Pursuant to ASC Paragraphs 260-10-45-10 through 260-10-45-16, basic EPS shall be computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) during the period. Income available to common stockholders shall be computed by deducting both the dividends declared in the period on preferred stock (whether or not paid) and the dividends accumulated for the period on cumulative preferred stock (whether or not earned) from income from continuing operations (if that amount appears in the income statement) and also from net income. The computation of diluted EPS is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued during the period to reflect the potential dilution that could occur from common shares issuable through contingent shares issuance arrangement, stock options or warrants.

There were no dilutive potential common shares issued during the period.

Recently Issued Accounting Pronouncements

In April 2016, the FASB issued ASU No. 2016-10, “Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing (Topic 606)”. In March 2016, the FASB issued ASU No. 2016-08, “Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross verses Net) (Topic 606)”. These amendments provide additional clarification and implementation guidance on the previously issued ASU 2014-09, “Revenue from Contracts with Customers”. The amendments in ASU 2016-10 provide clarifying guidance on materiality of performance obligations; evaluating distinct performance obligations; treatment of shipping and handling costs; and determining whether an entity’s promise to grant a license provides a customer with either a right to use an entity’s intellectual property or a right to access an entity’s intellectual property. The amendments in ASU 2016-08 clarify how an entity should identify the specified good or service for the principal versus agent evaluation and how it should apply the control principle to certain types of arrangements. The adoption of ASU 2016-10 and ASU 2016-08 is to coincide with an entity’s adoption of ASU 2014-09, which the Company intends to adopt for interim and annual reporting periods beginning after December 15, 2017. The Company is in the process of evaluating the standard and does not expect the adoption will have a material effect on its financial statements and disclosures.

In May 2016, the FASB issued ASU No. 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients”, which narrowly amended the revenue recognition guidance regarding collectability, noncash consideration, presentation of sales tax and transition and is effective during the same period as ASU 2014-09. The Company is currently evaluating the standard and does not expect the adoption will have a material effect on its financial statements and disclosures.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”). ASU 2016-15 will make eight targeted changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017. The new standard will require adoption on a retrospective basis unless it is impracticable to apply, in which case it would be required to apply the amendments prospectively as of the earliest date practicable. The Company is currently in the process of evaluating the impact of ASU 2016-15 on its financial statements.

In October 2016, the FASB issued ASU 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory”, which eliminates the exception that prohibits the recognition of current and deferred income tax effects for intra-entity transfers of assets other than inventory until the asset has been sold to an outside party. The updated guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption of the update is permitted. The Company is currently evaluating the impact of the new standard.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230)”, requiring that the statement of cash flows explain the change in the total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This guidance is effective for fiscal years, and interim reporting periods therein, beginning after December 15, 2017 with early adoption permitted. The provisions of this guidance are to be applied using a retrospective approach which requires application of the guidance for all periods presented. The Company is currently evaluating the impact of the new standard.

In May 2017, the FASB issued ASU 2017-09, “Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting,” which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. This standard is required to be adopted in the first quarter of 2018. The Company is currently evaluating the impact this guidance will have on its financial statements and related disclosures.

In July 2017, the FASB issued ASU 2017-11, “Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815): I. Accounting for Certain Financial Instruments with Down Round Features; II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception”. Part I of this update addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. Part II of this update addresses the difficulty of navigating Topic 480, Distinguishing Liabilities from Equity, because of the existence of extensive pending content in the FASB Accounting Standards Codification. This pending content is the result of the indefinite deferral of accounting requirements about mandatorily redeemable financial instruments of certain nonpublic entities and certain mandatorily redeemable noncontrolling interests. The amendments in Part II of this update do not have an accounting effect. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018.

Management does not believe that any recently issued, but not yet effective accounting pronouncements, when adopted, will have a material effect on the accompanying financial statements.

Note 4 – Commitments and Contingencies

Software Subscription and Services Agreement

On June 16, 2017 (the “Effective Date”), the Company entered into a Software Subscription and Services Agreement (the “Software Agreement”) with AlphaPoint, Corp. The Software Agreement initial term is for three years from the Effective Date (the “Initial Term”). The term of the Software Agreement will be automatically extended for additional one-year periods (each a “Renewal Term” and together with the Initial Term, the “Term”), unless either the Company or AlphaPoint, Corp. gives prior written notice of non-renewal to the other party no later than sixty (60) days prior to the expiration of the then current Term or terminates the agreement in accordance with the Terms and Conditions specified in the agreement.

The Company is required to pay AlphaPoint a minimum monthly fee of $10,000 with $60,000 payable on the Effective Date and $60,000 paid on the Commencement Date, which is the date on which a functional beta version of the software is delivered or July 17, 2017. Thereafter annually in advance on the first anniversary of the Commencement Date.

In addition, AlphaPoint is to receive a Subscription Fee which shall be the greater of the minimum monthly fee of $10,000 or AlphaPoint’s revenue share of 20% of the Gross Revenue, as defined in the agreement, but in no case lower than $10,000.

There is also a Startup Fee, defined in the agreement, of $30,000 due and payable on the Effective Date.

 Operating Lease

The Company sub-leases its space in New York from Extract Advisors LLC on a month-to-month basis, with rent payments to commence on March 1, 2018 at a rate of $500 per month.

Note 5 – Stockholders’ Equity

The Company’s authorized capital stock consists of 300,000,000 shares, of which 299,500,000 are for shares of common stock, par value $0.0001 per share, and 500,000 are for shares of preferred stock, par value $0.01 per share, of which none have been designated or issued.

From June 19, 2017 through September 30, 2017 there were 111,076,211 shares of common stock sold for $452,499 in cash. Of this amount 615,006 shares of common stock sold for $30,000 in the aggregate, are being shown as a stock subscription receivable, with the cash being received on October 3, 2017. Each share of the common stock entitles its holder to one vote on each matter submitted to the shareholders.

2017 Equity Compensation Plan

On June 15, 2017, the Board approved, authorized and adopted, with stockholder approval, the 2017 Equity Compensation Plan (the “Plan”). The Plan was amended on October 2, 2017. The Plan provides for the issuance of up to 30,000,000 shares of common stock, par value $.0001 per share, of the Company through (i) the grant of non-qualified options (the “Options”), (ii) Common Stock, (iii) Restricted Stock, (iv) Restricted Stock Units, to directors, consultants, and employees.

The Plan shall be administered by the Board.

Each Option shall contain the following material terms:

(i)
the exercise price, which shall be determined by the Board at the time of grant, shall not be less than 100% of the Fair Market Value (defined as the closing price on the final trading day immediately prior to the grant on the principal exchange or quotation system on which the common stock is listed or quoted, as applicable, and in the absence of such market, determined in good faith by the board) of the common stock of the Company, provided that if the recipient of the Option owns more than ten percent (10%) of the total combined voting power of the Company, the exercise price shall be at least 110% of the Fair Market Value;

There were no options granted during the period through the date of this report.

Note 6 – Credit Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents. As of September 30, 2017, substantially all of the Company’s cash and cash equivalents were held by major financial institutions insured by the Federal Deposits Insurance Corporation (“FDIC”).

Note 7 – Income Tax Provision

Deferred Tax Assets

At September 30, 2017, the Company has available for U.S. federal income tax purposes a net operating loss (“NOL”) carry-forwards of approximately $51,167 that may be used to offset future taxable income through the fiscal year ending September 30, 2037. If not used, these NOLs may be subject to limitation under Internal Revenue Code Section 382 should there be a greater than 50% ownership change as determined under the regulations. The Company plans on undertaking a detailed analysis of any historical and/or current Section 382 ownership changes that may limit the utilization of the net operating loss carryovers. No tax benefit has been reported with respect to these net operating loss carry-forwards in the accompanying financial statements since the Company believes that the realization of its net deferred tax asset of approximately $ 17,397 was not considered more likely than not and accordingly, the potential tax benefits of the net loss carry-forwards are fully offset by a valuation allowance of $ 17,397.

Deferred tax assets consist primarily of the tax effect of NOL carry-forwards. The Company has provided a full valuation allowance on the deferred tax assets because of the uncertainty regarding its realizability. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon future generation for taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all the information available, Management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. The valuation allowance increased by approximately $ 17,397 for the period from June 13, 2017 (inception) through September 30, 2017.

The Company evaluated the provisions of ASC 740 related to the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. ASC 740 prescribes a comprehensive model for how a company should recognize, present, and disclose uncertain positions that the Company has taken or expects to take in its tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the net benefit recognized and measured pursuant to the interpretation are referred to as “unrecognized benefits.” A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for unrecognized tax benefit because it represents an enterprise’s potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740.

If applicable, interest costs related to the unrecognized tax benefits are required to be calculated and would be classified as “Other expenses – Interest expense” in the statement of operations. Penalties would be recognized as a component of “General and administrative.”

No interest or penalties on unpaid tax were recorded for the period from June 13, 2017 (inception) through September 30, 2017. As of September 30, 2017, no liability for unrecognized tax benefits was required to be reported. The Company does not expect any significant changes in its unrecognized tax benefits in the next year.

Components of deferred tax assets are as follows:

September 30, 2017
Net deferred tax assets – Non-current:

Expected income tax benefit from NOL carry-forwards	$17,397
Less valuation allowance	(17,397)
Deferred tax assets, net of valuation allowance	$-

Income Tax Provision in the Statements of Operations

A reconciliation of the federal statutory income tax rate and the effective income tax rate as a percentage of income before income taxes is as follows:

For the Period From June 13, 2017 (inception) through September 30, 2017

Federal statutory income tax rate	34.0%

Change in valuation allowance on net operating loss carry-forwards	(34.0%)

Effective income tax rate	0.0%

Note 8 – Subsequent Events

On October 4, 2017, the Company entered into a 50% joint venture with Ibis Venture and formed Bitzumi Publishing, LLC, a New York limited liability company (“Bitzumi Publishing”), to develop its publishing business.